STATE OF ISRAEL

This description of the State of Israel is dated as of June 30, 2003 and appears as Exhibit D to the State of Israel’s Annual Report on Form
18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2002.

Map of Israel
STATE OF ISRAEL
THE ECONOMY
BALANCE OF PAYMENTS AND FOREIGN TRADE
THE FINANCIAL SYSTEM
PUBLIC FINANCE
PUBLIC DEBT
DEBT RECORD
TABLES AND SUPPLEMENTARY INFORMATION
CURRENT DESCRIPTION OF THE STATE OF ISRAEL

LIST OF TABLES

i

Table No. 31	Annual Domestic Government Debt Issuances	D-72
Table No. 32	Outstanding Public Sector External Debt	D-74
Table No. 33	Forward Amortization (Principal) Payments of Public Sector External Debt	D-75
Table No. 34	Government Guarantees by Category	D-77
Tables and Supplementary Information:
External Direct Debt of the Government of Israel		D-78
	Loans from the Government of the United States of America	D-78
	U.S. Loan Guarantee Program	D-78
	Housing Loans Guaranteed by AID	D-79
	Loans from the Government of Germany	D-79
	Loans from Foreign Military Sales Trusts	D-79
	Loans from Various Financial Institutions in the United States Guaranteed by AID	D-80
	Loans from Non-Israeli Banks	D-80
	Loans through Israeli Banks in Israel	D-80
	International Capital Markets Issues	D-80
	State of Israel Notes (Issued through the Development Corporation for Israel)	D-81
	State of Israel Bonds (Issued through the Development Corporation for Israel)	D-82
	Government Guarantees of External Indebtedness	D-84
	Balances of the Government’s External Debt by Currency	D-84
Domestic Direct Debt of the Government of Israel		D-85
	Non-linked Loans/Floating Rate	D-85
	Non-linked Loans/Fixed Rate	D-85
	CPI Index-linked/Fixed Rate	D-85
	CPI Index-linked/Floating Rate	D-86
	CPI Index-linked/Floating Rate	D-86
	Dollar-linked/Floating Rate	D-87

ii

*	These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including most of the Gaza Strip and the cities of Bethlehem, Jenin, Jericho, Kalkilia, Nablus, Ramallah, Tulkarem and part of Hebron.

Except as otherwise specified, all amounts in this report are expressed in New Israeli Sheqels (“NIS”) or in U.S. dollars (“$”, “US$”, “dollars” or “USD”). Any amounts stated in U.S. dollars in this report as of a stated date or for a stated period that were converted from NIS into U.S. dollars were converted at the foreign exchange representative rate for U.S. dollars on such date, or at the average of the foreign exchange representative rates for U.S. dollars for each day during such period, as published by the Bank of Israel. The foreign exchange representative rate for U.S. dollars for any day is calculated by the Bank of Israel as the average of the NIS/$ buying and selling rates prevailing in the market on such date. The NIS/$ exchange representative rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	Year

	1998	1999	2000	2001	2002

Year End	4.160	4.153	4.041	4.416	4.737
Yearly Average	3.800	4.140	4.077	4.240	4.738

Source: Bank of Israel

On June 24, 2003, the Bank of Israel foreign exchange representative rate for U.S. dollars was 4.371 NIS per U.S. dollar. In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. For a further discussion of the convertibility of the NIS, see “Balance of Payments and Foreign Trade—Foreign Exchange Controls and International Reserves.”

The fiscal year of the Government of Israel (the “Government”) ends December 31. The twelve-month period ended December 31, 2002 is referred to in this Prospectus as “2002” and other years are referred to in a similar manner.

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current amounts.

STATE OF ISRAEL

Introduction

The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Since 1990, Israel has seen improvements in most economic indicators. However, Gross Domestic Product (“GDP”) growth, which had been 5.2% annually on average from 1990 through 2000, decreased 0.9% and 1.0% during the years 2001 and 2002, respectively. The decrease in GDP in 2002 stemmed from a decrease in most of the demand components, including private consumption and fixed investment exports and imports, and was partially offset by a steep increase in public consumption, mainly resulting from increased military expenditures. The domestic security situation in Israel and the global slowdown in demand for high-tech imports continued to be the main factors affecting economic activity in Israel in 2002. GDP increased by 2.5% (annualized, seasonally adjusted data) in the first quarter of 2003, partly resulting from a 5.5% increase in exports.

The Israeli economy is export-oriented. Exports constituted 36.9% of GDP in 2002 and 35.5% in 2001. The real depreciation of the Israeli currency since December 2001, along with the wage restraint during 2002, increased the competitiveness of Israeli exporters and is expected to lead to higher growth rates in export-oriented industries over the next few years.

In recent years, Israel has made substantial progress in opening its economy, and major trade barriers and tariffs have been removed. Total exports of goods and services increased on average by 9.2% annually between 1990 and 2000, declined by 11.7% in 2001 and declined by 3.5% in 2002. The decline in 2001 and 2002 is mainly attributable to the slowdown in the global high-tech sector and the drop in tourism. In the last quarter of 2002 and the first quarter of 2003, exports showed signs of recovery, increasing by 5.2% and 5.5%, respectively (seasonally adjusted data, compared with preceding quarter at an annual rate). Israel has concluded free trade agreements with its major trading partners, and is one of the few nations that is a party to free trade agreements with both the United States and the European Union. In recent years, Israel has also signed free trade agreements with Switzerland, Norway, Iceland, Liechtenstein, Canada, Turkey, the Czech Republic, Slovakia, Slovenia, Poland, Hungary, Mexico, Bulgaria and Romania.

Since 1990, Israel’s fiscal and monetary policies have been formulated and coordinated with the goals of reducing Israel’s high tax burden, narrowing the Government’s fiscal deficit, attaining levels of inflation similar to those in other industrialized countries and enhancing economic growth. As part of its economic policies, the Government has pursued a policy of privatizing State-owned enterprises, including banks. In contrast to periods of high inflation in the early 1980s, inflation has been reduced and stabilized. The annual average inflation rate was 11.2% between 1990 and 1999, representing a gradual decrease over this period. The annual average inflation rate was 1.1% in both 2000 and 2001. In 2002, the annual average inflation rate rose to 5.7%. The 2002 increase was the result of currency depreciation during the first half of 2002, which adjusted the currency rate to domestic and external events. The total budget deficit (excluding net lending and the realized profits of the Bank of Israel) averaged 3.7% of GDP per year between 1995 and 1999, and dropped to 0.7% of GDP in 2000. In 2001 the total budget deficit increased to 4.5% of GDP, mainly as a result of a sharp decrease in tax collections in light of the deepening recession. These ongoing factors resulted in a total budget deficit of 3.8% of GDP in 2002. The current account deficit, which averaged $3.5 billion per year between 1995 and 1999, was $0.7 billion in 2000, $1.8 billion in 2001 and $1.2 billion in 2002. The unemployment rate was 8.8% in 2000, 9.4% in 2001, and 10.3% in 2002.

Israel’s productive and highly educated population remains a principal strength of the economy. Based on a 1999 survey, approximately 37% of the Israeli population over the age of 15 has a university or other advanced degree. In addition, from 1990 through 2002, approximately 1.1 million immigrants arrived, increasing Israel’s population by 24.1%. The new immigrants are generally highly educated and include a high percentage of scientific, academic, technical and other professional workers. Although this wave of immigration initially placed strains on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel in the first half of the 1990s is similar to that of native-born Israelis.

Over the past three decades, Israel has made progress in reducing the state of hostility that has existed with Arab countries in the region since the establishment of the State in 1948, although the unrest that began in September 2000 and intensified during 2001 and 2002 is a major setback. The first peace agreement between Israel and its neighbors was the 1979 peace accord with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Since that time, the peace process progressed with further agreements between Israel and the Palestinian Authority and the signing of a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the Palestinian Authority. In January 2000, peace talks with Syria were held in Shepherdstown, West Virginia. The unrest in the areas administrated by the Palestinian Authority, which began in September 2000, has been a major setback in the peace process. At the end of March 2002, as a result of a massive terror attack perpetrated against the Israeli civilian population by Palestinian extremists, Israel launched a military operation into the Palestinian Authority-controlled areas to root out the terrorist infrastructure. A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was launched by the United States, the United Nations, the European Union and Russia and released on April 30, 2003. On June 4, 2003, a meeting was held among Israeli Prime Minister Ariel Sharon, Palestinian Authority Prime Minister Mahmoud Abbas and United States President George W. Bush in Jordan to discuss implementation of the Road Map.

Geography

Israel lies on the western edge of Asia bordering the Mediterranean Sea. It is bounded on the north by Lebanon and Syria, on the east by Jordan, on the west by the Mediterranean Sea and Egypt, and on the south by Egypt and the Gulf of Eilat. Israel has a total land area (excluding the Gaza Strip and the West Bank) of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the State of New Jersey. Jerusalem is the capital of Israel.

Climate

Israel’s climate varies considerably from region to region, with distinct seasons. In the south, rainfall is light, amounting to about one inch per year in the Arava Valley south of the Dead Sea, while in the north it is relatively heavy, amounting to about 44 inches per year in the Upper Galilee region. Generally, Israel has between 40 and 60 days of rain annually, mainly in the period from October through April. The average daily maximum temperature in the coastal areas ranges from 65°F in January to 90°F in August. In Eilat, located in the south, daytime temperatures reach about 70°F in January and may rise as high as 114°F in August.

Population

Israel’s population, including Israeli citizens living in the West Bank and the Gaza Strip, but not including foreign citizens in Israel for employment purposes, was estimated as of December 31, 2002 to be 6.6 million (up from 6.5 million as of December 31, 2001). During the period from 1990 through 2002, Israel’s population grew by 45.5%, largely as a result of immigration. In 2001, approximately 10% of the population was 65 years of age or older, approximately 30% was between the ages of 35 and 64, approximately 32% was between the ages of 15 and 34, and approximately 28% was under the age of 15. Approximately 92% of the population lives in urban areas. Twenty percent of the population lives in Israel’s three largest cities: Jerusalem (population 670,000), Tel Aviv (population 358,000), and Haifa (population 272,200).

The Israeli population is composed of a variety of ethnic and religious groups. As of the end of 2001, 77.2% of the total Israeli population was Jewish, 15.4% was Moslem, 2.1% was Christian, and 1.6% was Druze. Israel’s Declaration of Independence and various decisions by Israel’s Supreme Court guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages of Israel; English is commonly used.

Education. One year of kindergarten and ten years of primary and middle school are compulsory for all Israeli children and are provided free of charge by the State. In addition, two more years of schooling, though not compulsory, are provided free of charge to all students. Twelve years of schooling are required for admission to a university in Israel. Based on a 1999 survey, approximately 37% of the Israeli population over the age of 15 has a university or other advanced degree. Israel has a large number of high quality educational institutions.

Health and Human Services. Israel has a ratio of approximately one doctor to every 300 people. All residents of Israel have access to medical care funded through a national health care fee. In addition, the Government makes available a wide range of social benefits to ensure support for children, the elderly, expectant mothers and the disabled. Israel’s hospitals are of high quality, with technologically advanced facilities. (See “Public Finance-Social Security System-Health Care”).

Immigration. Israel has experienced a continuous flow of immigrants over time, made possible in part by Israel’s Law of Return, which provides that any Jewish immigrant is entitled to become a citizen of Israel. Since 1990, the flow of immigrants has increased dramatically.

During 1990 and 1991, a total of 375,600 immigrants arrived in Israel, while the average annual number of immigrants to Israel from 1992 through 2000 was 71,200. The annual number of immigrants to Israel decreased to 43,600 in 2001 and 33,500 in 2002. The substantial influx of immigrants between 1990 and 2002, totaling 1,094,000, increased Israel’s population by 24.1% over this period. Over the same period, total population growth was 45.5%. Approximately 86% of all immigrants to Israel since 1990 have come from the former Soviet Union. Many of these immigrants are highly educated. Of the immigrants who arrived between 1990 and 1998 and who were above 15 years of age, 65% had over 13 years of schooling. Approximately 63% of immigrants who worked in their place of last residence had scientific, academic, technical or other skilled jobs. This influx of highly skilled workers contributed to the growth of the Israeli economy since 1990.

Table No. 2

Immigrants by Place of Last Residence(1)

	1998	1999	2000	2001	2002

Asia (excluding the Former Soviet Union)	573	629	793	550	420
Africa
Ethiopia	3,110	2,290	2,201	3,274	2,656
Other	404	391	306	304	293
Europe
Former Soviet Union including Central Asian republics	46,032	66,848	50,816	33,600	18,508
Other	3,269	2,994	2,717	2,225	2,925
Americas and Oceania
U.S.A.	1,600	1,515	1,238	1,200	1,500
Other	1,716	2,065	2,119	2,423	7,235
Not known	33	34	0	0	0

Total	56,730	76,766	60,192	43,580	33,539

(1)	Includes tourists who changed their status to immigrants or potential immigrants, and excludes citizens who were born abroad to Israeli citizens and came to Israel to settle permanently.

     Source: Central Bureau of Statistics.

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive, and judicial branches. Israel has no formal written constitution. Rather, a number of basic laws govern the fundamental functions of the State, including the electoral system, the government, the legislature, and the judiciary. These laws are given special status by Israeli courts relative to other laws and, in some cases, cannot be amended except by an absolute majority vote of the legislature (the “Knesset”). In 1992, the Knesset adopted two additional basic laws that guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the country’s laws, judicial decisions and Declaration of Independence.

The President is the head of state and is elected by the Knesset for a single seven-year term. The President has no veto powers and the duties of the office are mainly ceremonial. The current President, Moshe Katsav, was elected in July 2000.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The entire country constitutes a single electoral constituency. Each party receiving more than 1.5% of the total votes cast is assigned membership in the Knesset in proportion to its percentage of the total national vote. Knesset elections are held every four years, unless the Knesset votes for elections to take place earlier.

The Prime Minister is the head of Israel’s government and appoints a cabinet to assist in governing the country. Prior to the 1996 election, Israeli citizens voted for a particular party and its slate of legislative candidates, which included that party’s candidate for Prime Minister in the top slot. In the 1996 elections, the Prime Minister was elected by a direct vote for the first time. This election was separate from, but simultaneous with, the vote for a party slate.

In March 2001 the election system was changed once again. Beginning with the most recent elections held on January 28, 2003, the system reverted to one that is similar to the system that was in effect prior to the 1996 elections, with voters voting for a party slate. According to this system, the President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. If a 61-vote majority of the Knesset subsequently votes no confidence in the government and proposes an alternative candidate, the government will dissolve. The Prime Minister, with the approval of the President, also has the authority to dissolve the Knesset.

Currently, Israel has three major political parties, Avoda (Labor)-Meimad, Likud and Shinui. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avoda or Likud and supported by a majority of the members of the Knesset.

General elections for the 16th Knesset, originally scheduled for October 2003, were held on January 28, 2003. The following table presents the distribution of Knesset seats by party resulting from the 2003 election:

Table No. 3

Distribution of Knesset Seats by Party

Number
of Seats
Likud	40
Avoda (Labor) – Meimad	19
Shinui	15
Sephardi Torah Guardians (Shas)	11
Ihud Leumi - Israel Beitenu	7
Meretz	6
National Religious Party (Mafdal)	6
United Torah Judaism (Agudah)	5
Am Echad (One Nation)	3
Democratic List for Peace and Equality (Hadash)	3
B.L.D (National Democratic Alliance)	3
R.A.M (United Arab List)	2

Total	120

Following the January 2003 elections, President Moshe Katsav selected Ariel Sharon to form a government. On February 27, 2003, Prime Minister Ariel Sharon formed a new coalition government, consisting of the Likud party (into which the Yisrael B’Aliyah party was previously merged), the Shinui party, the National Religious Party (Mafdal) and the Ihud Leumi-Israel Beitenu party. Former Prime Minister Benjamin Netanyahu was named Minister of Finance in the new coalition government.

The judicial power in Israel is exercised by the Supreme Court, District Courts and Magistrate Courts, as well as municipal courts, labor courts, administrative tribunals and religious courts. The five District Courts (located in Jerusalem, Tel Aviv, Haifa, Beersheva, and Nazareth) hear all cases not within the limited jurisdiction of the Magistrate Courts or the specialized courts and also hear appeals from the Magistrate Courts. The Supreme Court has ultimate appellate jurisdiction over all decisions rendered by District Courts. The Supreme Court also exercises original jurisdiction sitting as the High Court of Justice in matters in which it considers it necessary to grant relief in the interests of justice and that are not within the jurisdiction of any other court or tribunal. In its capacity as the High Court of Justice, the Supreme Court hears petitions in matters of constitutional and administrative law, reviewing acts of the executive branch and the Knesset. In addition, the High Court of Justice may order religious courts and labor courts to adjudicate any particular matter, or to set aside any proceeding held or decision given. Judges are appointed by the President upon election by the Judges’ Election Committee, the majority of whose members represent the legal profession. Some marital and family matters, and certain other personal matters, are handled by religious courts. Each religion has its own separate religious courts.

National Institutions

Israel has four so-called National Institutions: the Jewish Agency for Israel (the “Jewish Agency”), the World Zionist Organization, Keren Hayesod and the Jewish National Fund. The National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each of the National Institutions is independent of the

Government and finances its activities through private and public sources, including donations from abroad. In 2002, the National Institutions were responsible for net unilateral transfers into Israel of $334 million.

International Relations

Over the past three decades, Israel has made progress in reducing the state of hostility that has existed between itself and the Arab countries in the region since the establishment of the State of Israel in 1948. As a result of the historic visit to Israel by the president of Egypt in 1977 and intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979, which was the first between Israel and one of its neighboring countries. In 1991, the Madrid Conference marked the start of a broader peace process in the Middle East.

In September 1993, the mutual recognition and the signing of a Declaration of Principles between Israel and the Palestinian Liberation Organization was a turning point in Israeli-Arab relations. Negotiations between Israel and the PLO progressed, and steps toward a longer-term understanding between the parties were taken. A number of interim agreements were concluded and the Palestinian Authority (the “PA”) was established. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1996 Interim Agreement on the West Bank and the Gaza Strip signed in Washington, D.C., Israel withdrew from Jericho and much of the Gaza Strip, as well as from six additional West Bank towns. The PA has gradually taken responsibility for administering those areas of the West Bank and Gaza Strip designated as self-rule areas. In October 1998, Israel and the PA signed the Wye River Memorandum restating their commitment to the implementation of the outstanding interim obligations and the resolution of permanent issues through negotiations. Several rounds of negotiations were held between Israel and the PLO in 2000, aimed at achieving a permanent agreement and an end to the conflict. Unfortunately, these negotiations did not result in an agreement. Since September 2000 relations between Israel and the PA have deteriorated due to violence and terror attacks conducted by Palestinian organizations against Israeli targets and citizens, both in Israel and in the areas administered by the Palestinian Authority, in violation of all bilateral agreements signed since 1993. There has also been significant damage to economic relations since September 2000, primarily in the area of bilateral trade. Early 2002 saw an intensification of terror attacks by Palestinian extremists against Israeli citizens, resulting in more than 130 deaths and hundreds wounded in March 2002 alone. As a result, at the end of March 2002, Israel launched a large-scale military operation into the Palestinian Authority-controlled areas to root out the terror infrastructure. Efforts are being made to bring the Palestinian violence to an end in order to be able to renew the peace negotiations in a suitable atmosphere. Mahmoud Abbas, also known as Abu Mazen, was appointed as Prime Minister of the Palestinian Authority by the Palestinian Legislative Counsel in April 2003. Israel views his appointment as a positive development.

A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was launched by the United States, the United Nations, the European Union and Russia and released on April 30, 2003. The first phase of the Road Map requires the immediate cessation of violence by the Palestinians, the implementation by Palestinians of comprehensive political reforms, the withdrawal by Israel from Palestinian areas occupied since September 28, 2000, and the dismantling of settlement outposts erected since March

2001. The second phase of the Road Map, which would begin upon satisfactory performance of the obligations outlined in the first phase by both the Palestinians and Israel, contemplates the creation of a temporary Palestinian state with provisional borders and an elected government. The third and final phase of the Road Map would include the negotiation of a final agreement relating to the creation of a permanent Palestinian state. On June 4, 2003, a summit meeting was held in Aqaba, Jordan among United States President George W. Bush, Israeli Prime Minister Ariel Sharon and Palestinian Authority Prime Minister Mahmoud Abbas to discuss the implementation of the Road Map. While the Road Map has been accepted by both Israel and the Palestinian Authority, implementation of the Road Map faces a number of obstacles, including opposition by certain groups.

After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation and planning of regional economic development initiatives. On October 26, 1994, Israel and Jordan signed a peace treaty. In signing the peace treaty with Israel, Jordan became the second Arab country to do so, following Egypt. In addition, Israel has begun to establish economic and political relations with other countries in the region, in both North Africa and the Gulf states. On October 28, 1999, Israel and Mauritania established full diplomatic relations. Mauritania is the third Arab country after Egypt and Jordan with whom Israel has exchanged ambassadors. As a result of the modification of the Palestinian attitude towards Israel in September 2000, several Arab states reduced the level of relations with the State of Israel, principally regarding economic and commercial activities. Nevertheless, Israeli authorities continue their efforts to promote peaceful relations and increase economic opportunities, with a particular focus on the goal of enhancing regional development.

Although Israel has entered into various agreements with Arab countries and the PLO, and various declarations have been signed in connection with the efforts to resolve some of the economic and political problems in the Middle East, no prediction can be made as to whether, and under what terms, a full resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. In January 2000, Israel and Syria held peace talks in Shepherdstown, West Virginia, which were the first talks between the countries after more than three years, but no breakthrough was achieved. On May 23, 2000, Israeli military forces unilaterally withdrew from South Lebanon, in accordance with a government decision to implement United Nations Resolutions 425 and 426.

Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel’s military or economic development, and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycotts of Israel, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf states, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel.

Prior to the recent unrest in the area administrated by the Palestinian Authority, Israel and its Arab neighbors had taken several initiatives to encourage the development of economic relations among the countries of the region. The formation of additional regional economic organizations was proposed to enhance cooperation between Israel and other countries of the region. Among these, the most important are the Middle East Development Bank (“MEDB”), the Middle Eastern-Mediterranean Tourist and Travel Association (“MEMTTA”) and the Regional Business Council (“RBC”).

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million due to expenses incurred by Israel as a result of the Gulf War. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. In April 2003, the United States approved $9 billion in loan guaranties for the State of Israel. The loan guarantees are to be used in the fiscal years 2003-2005. The proceeds of the guaranteed loans may be used to refinance existing debt (see “Public Debt—External Public Debt”). In May 2003, as part of the aid package, the U.S. formally granted Israel $1 billion in military aid.

The Government of Israel and the United States have agreed to reduce foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that began in fiscal year 1999. Over the same time period, the United States will increase annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. Subject to Congressional appropriations, from fiscal year 1999 through 2008 the level of ESF assistance will be reduced by $120 million and the level of FMF assistance will be increased by $60 million.

As a result of the peace process and the end of the Cold War, the number of countries that have diplomatic relations with Israel has risen significantly. Israel currently maintains diplomatic relations with more than 160 countries. Israel has established or re-established commercial, trade and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region in the last decade have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (the “IMF”), the European Bank for Reconstruction and Development, and the Inter-American Development Bank.

Israel was a signatory to the General Agreement on Tariffs and Trade (“GATT”) of 1947 from 1962 and a founding member of the World Trade Organization Agreement (the “WTO”), which provides for the lowering of tariffs and elimination of trade and non-trade barriers among members. Israel is one of the 26 members of the WTO Government Procurement Agreement, which provides for mutual market access for government and public purchases among its members.

In March 1996, the Council of Ministers of the Organization for Economic Co-operation and Development (“OECD”) approved Israel’s request to participate in the organization’s activities, and Israel has accordingly joined certain OECD committees as an observer. Since February 2000, Israel has been in dialogue with OECD leadership in order to promote Israel’s admission to the organization as a full member.

Israel has concluded free trade area (“FTA”) agreements with its major trading partners and is the only nation, except for Mexico and Jordan, that is a party to free trade agreements with both the United States and the European Union (the “EU”). Israel’s FTA agreements allow Israel to export industrial products duty-free to the United States and to most Western industrialized nations. In addition, Israel has free trade area agreements with the Czech and Slovak Republics, Hungary, Poland, Slovenia, Turkey, Canada, Mexico, Bulgaria, Romania, Switzerland, Norway, Iceland, Liechtenstein and the European Free Trade Association (EFTA) countries.

In 1975, Israel established an FTA agreement with the European Economic Community (“EEC”) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into force in June 2000. The new agreement, which replaced the 1975 agreement, addresses issues of financial services, competition, government procurement, and cooperation in research and development. It also expands the list of agricultural products under the 1975 FTA, and an extension of the agreement improves Israel’s access to European government procurement markets in the field of telecommunications. Israel, in a separate agreement, became a member of the EU’s Fourth and Fifth Framework Programs for Research and Development, allowing Israeli firms and academic institutions to participate in EU research and development projects. An FTA agreement with the EFTA that applies to most manufactured goods has been in effect since 1993. In 1985, Israel and the United States entered into an FTA agreement that resulted in the elimination of all tariffs on all industrial products effective January 1, 1995. The FTA agreement with the United States has also resulted in the elimination of certain non-tariff barriers to trade between the two countries.

On February 22, 1999, Israel’s admission to the EU’s Fifth Research and Development Program was approved, recognizing the special status of Israel as a key technological player in the global arena. The program gives Israel access to $15 billion of research and development tenders within the EU countries. In November 2002, Israel was admitted to the EU’s Sixth Research and Development Program.

In order to promote its international economic cooperation, and in particular to promote Israeli investments in emerging markets, Israel has signed 32 bilateral investment treaties. The treaties provide investors from countries that are party to the treaties with basic security and protection rights when investing in the other party’s country, including repatriation of investments and returns, no expropriation or nationalization other than for public purposes, prompt, adequate and effective compensation, and no less favorable treatment as compared to investors from countries that are not party to the treaties.

Israel is also a party to over 30 conventions for the avoidance of double taxation that cover most aspects of income and capital tax gains. The convention provides investors from countries that are parties to the convention with greater certainty when investing in the other party’s country and contributes to economic cooperation between the countries that are parties to the convention.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2002 was $15,770. From 1990 through 2002, real GDP growth averaged 4.2% per year (1.25% per capita). Growth during the 1990’s was based largely on increased domestic demand due to the large volume of new immigrants and the growth of high value-added industries, such as electronics and high-tech medical equipment. A number of negative factors converged in the last quarter of 2000 and during 2001 and 2002, including security unrest with the Palestinian Authority, which negatively affected tourism, the global technology slump, which slowed investments in high-tech companies and the global economic slowdown, which effected Israeli exports. As a result, GDP decreased by 0.9% in 2001 and by 1.0% in 2002. It is important to note, however, that the GDP decline in 2002 relative to 2001 resulted entirely from the steep decrease that occurred over the course of 2001, which left GDP much lower at the end of 2001 than the average 2001 level and affected average growth in 2002. During 2002, in contrast, GDP remained quite stable for most of the year. GDP was slightly higher in the first quarter of 2003 than in the corresponding quarter of 2002.

The composition of Israel’s trade sector reflects the industrialized nature of its economy. Exports consist primarily of manufactured goods, in particular high-tech goods, while raw materials and investment goods comprise 86% of goods imports. Exports have played a significant role in Israel’s economic growth, especially since 1992. Exports of industrialized goods (excluding diamonds) grew by an annual average of approximately 7% during the period from 1995 to 2002. In 2000, due to rapid growth in the U.S. and EU economies, Israel’s exports of industrialized goods (excluding diamonds) increased by 28.7%. Total exports of goods and services in 2000 increased by 25.3%. However, exports of industrialized goods decreased by 6.6% in 2001 and by 6.3% in 2002 and total exports of goods and services decreased by 11.7% in 2001 and by 3.5% in 2002. The main factors behind the contraction in exports of goods were the global slowdown, which dampened global trade, and the decline in demand for high-tech goods. Exports of services were severely affected by the large decline in exports of tourism services caused by the security and political situation, and the decline, to nearly zero, of start-up exports (sales of successful start-up companies to international buyers), due to the global high-tech crisis.

Historically, the Government has had a substantial involvement in nearly all sectors of the Israeli economy. In the past decade, however, a central aim of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance these goals, the Government has pursued a policy of privatizing State-owned enterprises, including banks (see “Role of the State in the Economy”). The Government has also pursued stability-oriented monetary and fiscal policies. These policies build upon the economic stabilization program established by the Government in 1985.

The 1985 economic stabilization program was a comprehensive plan designed mainly to reduce the high inflation rates and chronic deficits in the balance of trade experienced by Israel as a result of high levels of defense expenditures, rising Government spending and rising oil prices.

Since 1985, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, fiscal restraint and trade liberalization by the Government. During the period of 1986 through 1991, inflation stabilized to an annual average rate of 18.1%. During the period between 1992 and 1999, the annual average inflation rate decreased to an average of 9.5%. In 2000 and 2001, the average rate of inflation dropped to a mere 1.1% in each year, but rose in 2002 to an average of 5.7%. This increase was the result of the currency depreciation during the first half of 2002. Inflation during the first five months of 2003 was 0.1%, and the twelve-month inflation rate, through May 2003 was 1.6%. The inflation target for 2003 is 1%-3%.

Table No. 4

Main Economic Indicators
(in millions of NIS unless noted)

	Year

	1998	1999	2000	2001	2002	2003Q1(1)

Percent Change:
Real gross domestic product	3.0%	2.6%	7.4%	-0.9%	-1.0%	0.3%
GDP per capita	0.5%	0.0%	4.6%	-3.2%	-3.0%	-1.7%
Inflation (change in CPI - annual average)	5.4%	5.2%	1.1%	1.1%	5.7%	5.2%
Industrial production (s.a)	3.1%	1.1%	9.8%	-4.7%	-3.0%	-0.5%
Constant 2000 Prices:
GDP	421,156	432,266	464,439	460,473	455,743
Business sector product	286,164	293,263	321,730	313,979	304,280
Permanent Average Population (thousands)	5,971	6,125	6,289	6,439	6,571
Current Prices:
GDP	390,712	426,839	464,436	470,152	486,608
Business sector product	265,987	292,077	321,728	317,612	320,386
GNP	378,406	411,232	438,084	455,706	472,412

(1)	First quarter of 2003 compared with the first quarter of 2002.

Source: Central Bureau of Statistics.

Gross Domestic Product

GDP growth, which had been on average 5.2% annually between 1990 and 2000, was negative 0.9% and negative 1.0% for the years 2001 and 2002, respectively. GDP increased by 0.3% between the first quarter of 2002 and the first quarter of 2003.

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). Business sector product in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property).

The most notable changes in the economy’s use of domestic resources during 1990 to 1995 were the rise in private consumption, reductions in the level of defense expenditures as a percentage of GDP, an increase in investments in fixed assets and, since 1992, a significant increase in exports. From 1996 to 1999, rates of growth in private consumption dropped, while the absolute level of investments decreased from its 1996 peak. After a major increase in tourism and exports of goods in 2000, the deterioration in relations with the PA and the terror attacks on Israel caused a sharp drop in tourism starting in the fourth quarter of 2000 and continuing during 2001 and 2002. This unrest also caused a sharp increase in public consumption resulting from an increase in defense expenditures. The slowdown in global growth in 2001 and 2002 caused a decrease in exports, which declined in volume (excluding diamonds and start-up companies) by 6.9% in 2001 and by 7.8% in 2002. In the last quarter of 2002 and the first quarter of 2003, exports increased by 5.2% and 5.5%, respectively (seasonally adjusted data, in each case compared with the immediately preceding quarter). The growth rate of private consumption dropped in 2001 from its 2000 peak. In 2002, the growth rate of private consumption was negative (-0.5%). The purchase of durable goods decreased in 2002 by 6.2%, mainly due to the recession and the resulting decline in real wages and personal income. Domestic demand (excluding defense imports) decreased by 1.1% in 2002. An increase in public consumption and a decline in investment were conspicuous among the components of domestic uses in 2001 and 2002.

Table No. 5

Resources and Use of Resources
(in millions of NIS at constant 2000 prices)

	Year

	1998		1999		2000		2001		2002

Resources
GDP	NIS	421,156	NIS	432,266	NIS	464,439	NIS	460,473	NIS	455,743
Imports of goods and services(1)		164,941		189,490		212,762		203,123		198,071

Total		586,097		621,756		677,201		663,596		653,814

Use of Resources
Private consumption		236,987		243,735		261,267		267,862		266,541
Public consumption		123,645		127,308		128,955		133,239		140,360
Gross domestic investment		92,062		101,428		98,614		96,090		86,268
Exports of goods and services(1)		134,288		150,365		188,364		166,405		160,601

Total(2)		586,982		622,836		677,200		663,596		653,770

(1)	Imports (f.o.b.), exports (f.o.b.), excluding factor payments and Government interest from or to the rest of the world.

(2)	The estimates at 2000 prices were obtained by chaining estimates computed each year to previous year’s prices. Due to the chaining, the sum of the components of resources and of the use of resources may be different.

Source: Central Bureau of Statistics.

Savings and Investment

In 2002, the gross national savings rate as a percentage of GDP dropped to 17.8%, from 19.0% in 2001 and 20.3% in 2000.

In 2002, total gross domestic investment (the sum of investments in fixed assets and the change in inventories) decreased by 10.2% in real terms, following a 2.6% decrease in 2001 and a 2.8% decrease in 2000. Investment in fixed assets decreased by 8.5% in 2002, following a decrease of 6.1% in 2001. In the first quarter of 2003, total gross domestic investment decreased by 11.4% in real terms and investment in fixed assets decreased by 5.6% compared to the first quarter of 2002.

Investment in residential construction in 2002 decreased by 5.8% over 2001, following a decrease of 12.7% in 2001 and a 9.6% decrease in 2000. The residential construction sector has contracted over the past five years as a result of the decrease in demand following the slowdown in the immigration wave and in response to the recession.

Business Sector Product

Business sector product grew at an average annual rate of 6.2% in real terms from the beginning of 1990 through the end of 2000. Business sector product decreased by 2.4% in 2001, and by 3.1% in 2002. In the first quarter of 2003 business sector product increased by 3.1%, (quarter-on-quarter, seasonally adjusted data, at an annual rate) following three consecutive quarters of decline.

Table No. 6

Composition and Growth of Business Sector Product

						Percentage
	Real Annual Sector Growth					of total

	1998	1999	2000	2001	2002	2002

Trade and services	11.6%	6.8%	14.6%	0.5%	-2.8%	59.8%
Manufacturing	4.7	0.5	12.0	-6.3	-2.8	25.9
Transport and communications	7.8	1.9	3.4	0.1	-3.8	12.4
Construction	-6.1	-8.4	-3.6	-9.3	-4.5	7.4
Agriculture	9.5	-3.0	6.5	9.7	0.8	3.0
Water and electricity	5.1	3.2	7.0	0.5	3.7	3.3

Total business sector	3.3	2.5	9.7	-2.4	-3.1	100.0

Source: Bank of Israel

Trade and Services. The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels, and other services. The trade and services sector increased by 0.5% in real terms in 2001 and decreased by 2.8% in 2002.

Manufacturing. Manufacturing (excluding diamonds) increased by 12% in real terms in 2000, decreased by 6.3% in 2001 and decreased by 2.8% in 2002. Both the increase in 2000 and the decline in 2001 and 2002 were mainly due to changes in the production of electronic components, metal products and communication equipment, which are three of the largest segments of the manufacturing sector.

Table No. 7

Manufacturing by Category

						Percentage
	Annual Real Percentage Change					of Total

	1998	1999	2000	2001	2002	2002

Food, beverages, and tobacco	0.8%	1.4%	0.1%	-1.1%	-1.3%	12.7%
Mining of minerals and quarrying of stone and sand	4.0	-0.9	-2.3	2.0	7.6	2.7
Textiles and clothing	1.3	2.7	-2.6	-3.8	-4.0	5.9
Leather and leather products	-14.9	-13.4	-10.2	-14.0	-0.6	0.7
Wood and wood products	-8.7	-2.6	4.5	-14.3	-0.4	4.2
Paper and paper products	1.7	-2.5	-0.1	-3.8	0.3	2.2
Publishing and printing	3.0	-0.9	-0.4	-3.1	-4.3	5.6
Chemicals products and refined petroleum	12.7	-3.5	3.4	1.6	9.0	9.9
Rubber and plastic products	3.2	4.6	3.3	2.5	8.4	5.3
Non-metallic mineral products	-12.3	-8.2	-8.3	-7.0	-5.1	3.7
Basic metal	-5.8	-0.5	1.9	-7.1	-8.6	2.1
Metal products	-0.9	-3.4	8.9	-4.4	-2.1	10.4
Machinery and equipment	-0.2	3.6	12.8	-7.4	-7.8	4.5
Electric motors	-6.1	-14.9	2.8	-7.5	-2.8	2.5
Electronic components	4.1	8.4	43.1	-9.2	-8.1	13.0
Communication equipment	11.8	8.8	16.0	-16.8	-16.1	6.9
Transport equipment	6.6	3.1	4.9	1.4	-0.1	5.7
Jewelry and goldsmiths	7.1	8.6	32.2	-11.9	-4.2	1.0
Others	-1.4	-3.6	-0.5	9.0	1.7	1.0

Total excluding diamonds	2.9	1.4	10.0	-5.7	-2.5	100.0

Source: Bank of Israel.

Transport. Buses are the major form of public transportation. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns, and rural areas. Israel also has a network of over 16,000 kilometers of roads, including highways that link Tel Aviv with Haifa, Jerusalem and Beersheva. From 1991 through 1999 the transport and communications sectors increased production by an annual average of 8.0%. Government-owned railways run from Nahariya on the northern coastline to Beersheva in the south, linking some of Israel’s major cities and the southern part of the country.

The Government considers the development of an advanced railway system a top priority. In December 1996, the Government decided to establish a separate Railways Authority and a State-owned company for the development and promotion of rail transportation. In addition, the Government is exploring various alternatives for involving the private sector in rail infrastructure and operation, and has recently decided to allow a number of rail lines to be operated and built by the private sector. In April 1996, the Government established a special State-owned company for the purpose of planning and promoting a mass transportation system in metropolitan Tel Aviv. In early 2002, the Government announced a public pre-qualification tender for this purpose. In 2000, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in Jerusalem. The first Jerusalem line is expected to commence operation in 2006.

In 1997, the Government implemented certain initiatives in an attempt to increase the efficiency of public transportation. Following a tender, the first private bus lines went into operation in 1997. Tenders for more than 200 additional private bus lines were announced in 2000 and 2001. In January 1998, the Government decided to implement reforms in the procedure for obtaining taxi licenses by eliminating fixed quotas and gradually reducing license fees through 2007. As a result, the number of taxi licenses increased by more than 20% in 1998 and 1999, and by 8% in 2000 and 2001, respectively.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. From 1993 through 2002, the Government spent NIS 31 billion (in 2002 prices) on infrastructure improvements. From the beginning of 1993 through the end of 2002, the Government spent NIS 23.4 billion (in 2002 prices) on road projects. Historically, the Government has financed the entire cost of all Israeli highways, while the cost of local roads was financed jointly by the Government and local authorities. The Government has approved a number of road construction projects, including the Israeli North-South toll highway, the Carmel Tunnel and a suburban highway in the south of Tel-Aviv (Highway 431), which, unlike existing highways, will be privately funded. In January 1998, a company was granted the concession by the Government for the construction of the North-South toll highway. Construction of the project began in late 1999; its main section is expected to be completed in 2003.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, by the Red Sea. In 2002, 19.5 million tons of freight were unloaded and 13.9 million tons of freight were loaded at Israeli ports. The Government has approved in principle the construction of two new ports in Ashdod and Haifa. The cost of the proposed ports is expected to be financed by the Ports and Railways Authority.

The State of Israel established the Ports Authority in 1961 with the aim of assuring efficient operations and development of Israeli ports. In 1988, the Government merged the Israel Railways Authority into the Port Authority, creating the Ports and Railways Authority. In December 2002, legislation was adopted to create a separate State-owned company to manage the railways, and to return control of the ports to a separate Ports Authority, with the goal of enhancing the efficiency of each entity.

Israel has three international airports. The main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 6.8 million passengers in 2002, compared to 8 million in 2001 and 10 million in 2000, with flights to most major cities in Europe, Asia, and North

America. During the 1990s, air traffic to Israel increased by more than 100%, but declined in 2001. A new terminal is being built at Ben Gurion Airport, to increase the annual capacity for passenger arrivals and departures to approximately 16 million passengers. The financing for this expansion is derived exclusively from Airports Authority revenues and private project financing. The Airports Authority is responsible for maintaining, developing and operating airports and the security of the airports and facilities, in accordance with the directives of the Minister of Transportation.

Communications. As of the end of 2000, 96.5% of Israeli households had at least one direct telephone line. In addition to the wire telephone network, Israel has four cellular telephone networks. Israel had approximately six million cellular phones in use at the end of 2002. Since 1997, two companies have been operating international communications services, in addition to the previous monopoly of Bezeq, the Israel Telecommunications Corp. Ltd. (“Bezeq”). In March 2002, cable stations were given licenses to provide internet services using their cable infrastructures. On January 1, 2004, the international communications services are expected to be opened to complete competition. On April 1, 2005, the same is expected to occur with the opened telephone communications services.

In 1989, the first licensed cable television stations went into operation in Israel. The Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. In 1993, a second, privately run commercial television station began to operate. In addition, in 1995, a number of private local radio stations began to serve certain urban areas. As of December 31, 2002, 1.1 million Israeli households had access to cable television. On January 1, 1998, the Government decided to authorize another private television station and to issue a direct broadcast satellite (“DBS”) television operating license to a maximum of two operators. One DBS license was granted in January 1999 and satellite broadcasting began in July 2000. As of April 2003, about 350,000 Israeli households has access to DBS television.

The Second Television and Radio Authority is the public authority that supervises commercial broadcasts in Israel. The Authority operates based on the Second Television and Radio Authority Law. In December 2001, the Second Authority for T.V. and Radio granted an eight-year concession for the operation of another commercial television channel, Channel 10. Broadcasting began in January 2002.

Construction. In 2002, investment in residential construction decreased by 5.8% over 2001, following a 12.7% decrease in 2001, and a 9.6% decrease in 2000. The consumer price index (“CPI”)-adjusted prices of owner-occupied apartments decreased by 0.4% in 2002, following a 5.0% decrease in 2001 and a 5.6% decrease in 2000. These decreases followed a period, from the end of 1993 through 1996, during which the demand for housing in the central regions of Israel had increased substantially. This increased demand resulted in a 12% increase in the CPI-adjusted prices of owner-occupied apartments in 1994 and further increases of 6% and 3% in 1995 and 1996, respectively.

Agriculture. In 2002, agricultural exports totaled $620.4 million, representing 3.3% of total merchandise exports (excluding diamonds). Agricultural production in 2002 included livestock (comprising 43.5% of total agricultural revenues), vegetables (24%), non-citrus fruits (16.7%), ornamental plants and seeds (7.6%), citrus fruits (4.2%) and field products (4%). In

2002, 2.0% of all Israeli employees were working in agriculture. Investments in agriculture contributed to 2.16% of gross capital formation (excluding dwellings).

The Government has implemented structural reforms in order to increase competition and productivity in the agricultural sector. These reforms include the elimination of production quotas for the major categories of agricultural products. These reforms facilitated a sizable shift from manufacturing, marketing, and financing of agricultural products through large cooperatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water and Electricity. The scarcity of fresh water is a serious problem for the entire Middle East region. In 2000 through 2002, the Government significantly increased investment in the water and electricity sector. Israel is conducting discussions with Jordan and the PA with respect to the allocation of water resources. The primary sources of fresh water in Israel are the Sea of Galilee, the Eastern mountain region aquifer (a portion of which is located under the West Bank) and the coastline region aquifer along Israel’s western border. Water from these sources is distributed throughout Israel by pipeline, including distributions to the arid areas in the south.

Approximately 70% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd. (“Mekorot”), a State-owned company (see “Role of the State in the Economy”). The remaining 30% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2002, Mekorot spent NIS 400 million on capital investments related to water distribution, as compared with NIS 450 million during 2001.

Approximately 57% of Israel’s total water use and 43% of Israel’s fresh water use is attributable to agriculture. The Government subsidizes approximately 50% of the cost of water used by the agricultural sector. Because practically all of Israel’s existing fresh water resources are already being utilized, further development of agriculture involves intensifying the yield from land which is already irrigated and the reuse of treated wastewater. As a result, in recent years there has been a reduction in the size of certain agricultural crops, such as cotton, that require large amounts of water. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems, which permit efficient irrigation.

Israel has also increased its investment in purification and improvement of wells and sewage treatment plants. The 2003 Government budget includes provisions for both grants and loans to stimulate capital investment in these programs. The Government has also taken steps to facilitate the establishment of regional companies to assume responsibility from Israel’s municipalities for the treatment of water and sewage. In July 2001, the Knesset passed a law regulating the commercial relationship between these regional companies, the municipalities and consumers. In March 2002, the government decided to increase the desalination of sea water to 400 million cubic meters, of which 100 million cubic meters will be provided by a B.O.T. project in Ashkelon and 120 million cubic meters will be provided by build-operate-

own (“B.O.O.”) projects. During 2003, the Government will promote the desalination of a total of 315 million cubic meters a year.

Almost all electric power in Israel is provided by the Israel Electric Corporation (“IEC”), a State-owned company that generates virtually all its own power (see “Role of the State in the Economy”). In 1996, the Knesset approved the Electricity Industry Law. Under the law, separate licenses for each type of activity within the electricity industry (generation, distribution and transmission) replaced a concession that had been given to IEC. This law enables independent power producers to sell up to 20% of Israel’s electricity to users through the existing transmission infrastructure of IEC. IEC has an exclusive license to distribute and transmit electricity through March 2006. A public utility commission has been established to supervise electric utility services, which includes regulating the prices of electricity. In recent years, the Government has made plans to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for generation. The formulation of rules for the licensing of additional electrical distribution companies is almost complete. The Government’s goal is to achieve a decentralized industry, divided into the following segments: production, which the Government expects to be fully competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements, since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased on the open market. The United States has agreed to supply Israel with oil pursuant to the Oil Supply Arrangement in the event of a failure of Israel’s oil supply. In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. All of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. The shift to coal has not had a significant environmental impact in Israel, because most of the coal used in Israel is low-sulfur coal.

In 1997, the Government decided to establish a natural gas infrastructure in Israel. As the first stage of this initiative, IEC negotiated the purchase of natural gas to be used in IEC’s power stations. The second stage will include the establishment and operation of a natural gas infrastructure in Israel by a private or government-owned company. By the end of 2003 the first natural gas power station should be active and producing approximately 10% of capacity.

The legislative process for regulating the natural gas market was completed in 2001. According to the law, a Gas Authority has been established within the Ministry of National Infrastructure. The new authority will be responsible for, among other things, approving market development plans, establishing safety standards for the pipeline infrastructure and determining prices. The law also defines the status of the company that will be responsible for the transmission of gas and the pipeline expropriation rights.

Table No. 8

Imports and Production of Crude Oil, Natural Gas, etc.
(in thousands of tons oil equivalent)

	Year

	1998	1999	2000	2001(1)

Imports:
Crude Oil	12,348	9,926	10,722	9,985
Coal	5,921	5,961	6,123	7,029
Production:
Crude oil	3.7	4.2	4.2	4.0
Natural gas	10.3	9.0	8.7	8.6

(1)	2002 figures not yet available.

Source: Central Bureau of Statistics and Ministry of Infrastructure.

Tourism

Tourism plays an important role in the Israeli economy. Receipts from foreign tourism in 2002 decreased to $2.1 billion (2.1% of GDP) compared to $2.5 billion in 2001 (2.2% of GDP) and to $3.9 billion in 2000 (3.4% of GDP), a record year.

The major tourist centers are Jerusalem, other significant religious sites, the Eilat area, the Dead Sea and its environs, and the Mediterranean coast.

From 1992 through 1995, aided by the peace process, the number of tourist arrivals to Israel increased by an average annual rate of 25.0%. Following terrorist attacks in central Israel, the number of tourist arrivals decreased by a total of 8.4% between 1996 and 1998, compared to the record high set in 1995. After a three-year slump, the number of tourist arrivals increased by 17.6% in 1999 compared to 1998, and increased by an additional 7.0% in 2000.

The unrest in the areas administrated by the Palestinian Authority that began in September 2000 resulted in an immediate drop of 49.0% (October 2000 compared to September 2000) in the number of tourists entering Israel by air. The total number of tourists entering by air decreased by 45.8% in 2001, compared to 2000. In 2002, the number of tourists further decreased by 26.6%. In 2002, the number of tourists entering Israel by air was 778,600, compared to 1,060,200 and 1,955,100 in 2001 and 2000, respectively. The number of tourist arriving by air in January through May 2003 decreased by 4.2%, compared with the same period in 2002.

Table No. 9

Tourist Arrivals by Area of Origin and Receipts
(arrivals in thousands and receipts in millions of USD)

	Year
	1998	1999	2000	2001	2002(1)

Asia	177.4	228.7	226.3	127.3	88.7
Africa	49.4	48.0	59.5	41.1	27.2
Europe	1,082.3	1,293.4	1,414.5	680.7	453.0
Americas
United States	451.0	515.2	485.1	266.2	200.8
Other	120.4	130.5	189.6	78.6	12.1
Oceania	25.0	28.9	28.4	12.6	9.0
Other	36.3	67.6	12.9	3.8	12.5

Total arrivals	1,941.6	2,312.3	2,416.8	1,195.6	862.0

Total receipts	$3,014.0	$3,972.0	$3,860.0	$2,460.0	$2,103.0

(1)	Data for 2002 are annualized based on the first 10 months of the year (except total arrivals and total receipts, which are actual results for the full 12 months).

Source: Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial research and development through support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial research and development are to foster the development of technology-related industries, to create employment opportunities for Israel’s scientific and technological labor force, and to improve Israel’s balance of payments by increasing exports of high-technology products and reducing reliance on imports of such products. In 2001, 4.3% of GDP was invested in civilian research and development. Government support of civilian research and development (not including general university funds financed by the Government) totaled NIS 2.76 billion in the 2001 budget, NIS 2.46 billion in the 2000 budget and NIS 2.075 billion in the 1999 budget.

Israel participates in 17 international and bi-national research and development joint ventures, of which three are with the United States, two each with Canada, South Korea, and the EU Research and Development Program, and one each with Germany, India, China, France, United Kingdom, Japan, Singapore and the Netherlands. The annual budget for the activity of these joint ventures is NIS 422 million for 2003. Five of these joint ventures are funded through an interest-bearing fixed deposit account set up by the participants. The annual interest income finances these joint ventures’ activities.

Wages and Prices

In the early and mid-1980s, Israel’s economy experienced high rates of inflation, reaching a peak of 445% in 1984. In response to this crisis, in 1985, the Government implemented the Economic Stabilization Program, which succeeded in reducing the rate of inflation to 19.6% in

1986, and in maintaining the rate of inflation at an annual average of 17.8% during the period from 1987 through 1991. As a result, price controls that were introduced as part of the Economic Stabilization Program were largely eliminated by mid-1988.

The inflation rate, measured by the CPI, averaged 10.9% during the period from 1992 to 1997, with fluctuations between 9.0% and 12.3% on an annual average basis. The annual average inflation rate was 5.4% in 1998 and 5.2% in 1999 and dropped to 1.1% in both 2000 and 2001, due to the appreciation of the NIS, the cut in purchase taxes, and restrictive monetary and fiscal policies. The annual average inflation rate in 2002 was 5.7%. The main factor that powered inflation in early 2002 was the currency depreciation during the first half of 2002. During the second half of 2002 and the first half of 2003, the inflation rate was close to zero.

Both the Ministry of Finance and the Bank of Israel have stated that reaching and maintaining price stability is one of their main priorities. Since the end of 1991, the Government has announced annual inflation targets as part of its effort to further reduce inflation (see “Public Finance—The Budget Process and Deficit Reduction”). Since November 1993, the Bank of Israel has adjusted its key rate of interest on lending to banks on a monthly basis. In December 2001, the interest rate was sharply lowered to 3.8%. During May and June 2002, in light of a continuous and fast exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the interest rate on several occasions up to 9.1% by June 2002, resulting in a total increase of 5.3% since the beginning of 2002. In the second half of 2002, pursuant to the Bank of Israel’s firm and sustained response, reflected in the maintenance of very high real interest rates (6% on average) and the fiscal restraint reflected in major budget cuts in mid-2002 and in the 2003 budget proposal, the exchange rate leveled off. For this reason, and in view of the severe domestic recession, prices declined by 0.5% during the last five months of 2002 and rose by only 0.1% in the first five months of 2003.

Table No. 10

Selected Price Indices
(Percentage change, annual average)

	CPI		Wholesale Price
	(excluding housing,		of Manufacturing
Period	fruits and vegetables)	CPI	Output

1996	10.2%	11.3%	8.6%
1997	8.3	9.0	6.3
1998	5.5	5.4	4.2
1999	6.0	5.2	7.1
2000	2.0	1.1	3.6
2001	0.3	1.1	-0.1
2002	4.1	5.7	3.9

Source: Central Bureau of Statistics.

The wage system in Israel is subject to comprehensive indexation under nationwide cost-of-living agreements. These agreements are negotiated by Israel’s nationwide labor union and representatives of the major employers’ organizations in the private sector. After the agreements are negotiated, the Minister of Labor validates the agreements for all workers in the public and the private sector. The 2001 agreement provided for partial indexation of wages for all employees every six months based on agreed-upon percentages of year-to-year changes of 4.25% or more in the CPI. The current 2002 agreement provides employees a cost-of-living increase at an agreed-upon percentage tied to future changes in the CPI. The agreement applies to salaries up to a 7,700 NIS ceiling. The agreement insures that there would be no general strike related to these cost-of-living increases through either the end of July 2003 or the end of October 2003, depending on inflation rates between January 2003 and July 2003. In May 2003, labor unions in Israel held general strikes to protest a comprehensive economic plan which had been submitted to Knesset (see “Public Finance—The Budget Process and Deficit Reduction”), particularly the public sector wage and job reductions and the pension fund reform segments of the comprehensive economic plan, but the Ministry of Finance reached an agreement with the labor unions on public sector wage and job reductions prior to the Knesset’s adoption of the comprehensive economic plan on May 28, 2003. Furthermore, wages in certain industries are subject to labor agreements that guarantee additional periodic wage increases, as well as equality of treatment with respect to wage increases with workers in other specified industries. In the past decade, wage linkage between sectors weakened as a result of a decrease in the scope of unionization and the increased use of individual employment contracts.

In 2002, the real wage per employee declined by a significant 5.7%. The decline was 6.3% in the business sector and 4.3% in the public services sector. The steep real decrease in wages in the business sector also reflects a nominal decline of 1.0% that was occasioned by the decrease in demand for labor and the rise in prices. In the public services sector, in contrast, the nominal wage per person employed continued to rise in 2002, albeit by a relatively moderate 1.2%. In comparison, in 2001, as a result of the lower than anticipated inflation rate, wages per employee in the business sector increased by 3.3% in real terms, while public services sector wages grew by 2.6%. In the first quarter of 2003, real wages declined by 6% compared to the first quarter of 2002.

Employment and Labor

One of Israel’s most important resources is its experienced and highly educated work force. In 1999, approximately 37% of the Israeli population over age 15 had university or other advanced degrees. With this highly educated population, Israel has developed an export-oriented, technology-based industrialized economy. Over 28% of the Israeli work force consists of scientific, academic and other professional, technical, and related workers, while 6% consists of administrative or managerial workers. These percentages compare favorably with the percentages of such workers found in the United States and Japan. The employment qualifications of the recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as professionals, scientists, engineers and technical staff.

The wave of immigrants since 1990 has led to significant growth in the Israeli labor force. In 2002, Israel’s civilian labor force averaged a total of 2.5 million people compared to 1.9 million in 1992.

After peaking at 11.2% at the end of 1992, Israel’s unemployment rate decreased substantially during the period from 1994 through 1996, as the creation of jobs outpaced the growth of the civilian work force. In 1997 through 1999, due to lower growth in the civilian work force, the unemployment rate increased. The unemployment rate increased further in 2001 and 2002, to 9.4% in 2001 and 10.3% in 2002, due to the deepening of the recession during those years.

The labor force participation rate fell from 54.4% in 2001 to 54.0% in 2002, and total employment in 2002 was unchanged from 2001. In the first quarter of 2003, the unemployment rate increased to 10.8%, and the participation rate increased to 54.6%. The number of employed workers increased in the first quarter of 2003 by 0.55% compared to the last quarter of 2002.

The impact of the recession was reflected in real wages, which have declined steadily since the third quarter of 2001 in all main industries and which declined by 5.7% in 2002. The decline in wages contributed to the fall in private consumption in 2002, but at the same time lowered labor costs for businesses and boosted their competitiveness.

Table No. 11

Structure of Employment in Israel(1)

	Year

	1998	1999	2000	2001	2002

Percent of labor force
Business sector
Manufacturing	18.9%	18.4%	18.0%	17.5%	16.7%
Agriculture	2.3	2.3	2.2	1.9	2.0
Water and electricity	1.0	0.9	0.9	0.9	0.8
Construction	6.3	5.7	5.3	5.2	5.2
Trade and catering	17.0	17.6	18.0	17.6	17.9
Financial and business services	14.1	14.1	15.0	15.6	15.5
Transport, storage and communications	6.0	6.4	6.6	6.6	6.5
Personal and other services	1.5	1.9	1.6	1.7	1.5

Total	67.1	67.3	67.6	67.0	66.1

Public service(2)	32.9	32.7	32.4	33.0	33.9

	100.0	100.0	100.0	100.0	100.0

Total workers (in thousands)	2,072.6	2,136.7	2,221.3	2,270.5	2,284.4

(1)	Israeli workers only.

(2)	Including a portion of personal services.

Source: Central Bureau of Statistics.

The unemployment rate among immigrants in 2002 was 11.8% compared to 10.3% for the total population. Surveys undertaken by the Israeli Central Bureau of Statistics indicate that immigrant unemployment declines with length of stay in the country. Among immigrants who came to Israel in 1990-1991, unemployment stood at 8.8% in 2002. Immigrant participation rate in the labor force stood at 56.8% in 2002 (59.6% for immigrants arriving in 1990-1991), compared to 54.0% for the working age population as a whole.

Despite the initial difficulties experienced by many of the professional and other highly skilled immigrants in finding suitable employment, statistical data regarding employment in Israel suggest that immigrants have moved from their original jobs into jobs better suited to their education and other employment qualifications. One important factor in this transition has been the professional requirements of Israel’s high-tech companies, which matched well with the educational and professional background of the immigrants.

Table No. 12

Principal Labor Market Indicators
(annual average)

	Year

	1998	1999	2000	2001	2002

Permanent average population (thousands)	5,971	6,125	6,289	6,439	6,571
Population aged 15+	4,243	4,358	4,487	4,605	4,706
Civilian labor force (thousands)(1)	2,266	2,344	2,432	2,499	2,546
Labor-force participation rate(2)	53.4%	53.8%	54.3%	54.4%	54.0%
Unemployment rate	8.5%	8.9%	8.8%	9.4%	10.3%

(1)	The sum of the number of civilian workers and the number of job seekers.

(2)	Civilian labor force as a percentage of the population over the age of 15.

Source: Central Bureau of Statistics.

The General Federation of Labor in Israel (the “Histadrut”) has historically played a significant role in the Israeli economy and social system. As part of a structural and organizational reform, the Histadrut concentrates today on its function as a trade union and as a social organization. The Histadrut also has a major influence on labor legislation and social legislation in the Knesset.

Over 30 trade unions are members of the Histadrut. Although the percentage of union workers has been declining, mainly due to the abolishment of the linkage between membership in the Histadrut and the Kupat Holim (the largest provider of health services), a considerable part of the Israeli labor market is unionized. Collective agreements are much more comprehensive. The Histadrut signs collective bargaining agreements, which affect workers in both the public and private sectors. In addition to nationwide agreements (such as the cost-of-living agreement), the collective bargaining network includes collective agreements between occupational or industry unions and employers’ associations. Such agreements predominantly affect the public sector. Collective agreements cover issues related to wages, conditions of employment and social benefits.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related businesses. Traditionally, ownership of industry in Israel was divided between the Government, the Histadrut and the private sector, with the Government and the Histadrut owning prominent interests in heavy and basic industry. The Government has also participated in the economy through significant subsidization of certain industries and products, and through financial support of private sector investments. In recent years, the Government has made significant progress towards the privatization of State-owned enterprises and the reduction of its subsidization of industry. At the same time, the Histadrut has disposed of most of its commercial holdings. As of December 31, 2002, there were 106 State-owned companies, 42 of which are commercial enterprises. The remainder of the State-owned companies, such as funds established as vehicles for employee savings, are not commercial. State-owned enterprises are divided into two categories: Government Companies and Mixed Companies.

Government Companies, which exclude State-owned banks acquired pursuant to the Bank Shares Arrangement (see “Privatization” below), are those in which the Government owns more than 50% of the voting shares and are subject to the provisions of the Israeli Government Companies Law and the regulations promulgated thereunder (the “GCL”), as well as the directives of the Government Companies Authority (see “Privatization” below). The provisions of the GCL regulate the management and operations of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies.

Mixed Companies are companies in which the State owns less than 50% of the voting shares. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies do remain subject to certain provisions of the GCL, including the Government’s appointment and qualification of certain directors and the Government’s establishment of terms of employment.

Government Companies play a significant role in the Israeli economy. In 2001, Government Companies accounted for 7.5% of total exports, although they employed only 1.6% of the Israeli workforce. These companies include several public service monopolies and a number of companies that either engage in activities considered crucial to Israeli national security or provide important services to the Government.

The Government has initiated a number of regulatory arrangements with the major Government Companies that are designed to increase competition in the markets in which these companies participate, and thus prepare them for privatization. Nevertheless, the pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization. An essential element of the broader structural reforms initiated by the Government over the past several years to promote the growth of the private sector and to enhance competition is the Government’s move towards privatizing its business holdings. Privatization efforts have included the full or partial sale of State-owned companies, banks and activities which were previously performed by the Government or statutory authorities. From 1986 through June 2002, 83 companies ceased to be Governmental Companies and the Government’s proceeds from privatization were approximately $8.74 billion.

Privatization of all State-owned enterprises, other than banks, is conducted by the Government Companies Authority. The previous Government transferred responsibility for the Government Companies Authority from the Ministry of Finance to the Prime Minister’s Office. Pursuant to the Bank Shares Arrangement (as described below), the responsibility for privatization of banks is in the hands of the Ministry of Finance through MI Holding, a wholly owned Government entity. MI Holding advises the Minister of Finance regarding bank privatizations and manages the process according to the Minister’s instructions. The ministerial privatization committee, consisting of the Prime Minister, as chairman, the Minister of Finance, and the Minister of Justice (the “Privatization Committee”), has the power to initiate the privatization of any Government Company or Mixed Company without the consent of the minister directly responsible for such Government Company or Mixed Company, and to authorize preparatory measures necessary to effect such privatization. The Government Companies Authority also has general authority relating to the supervision of Government Companies, including the right to convene board meetings and the authority to issue directives to Government Companies in relation to decisions of the Privatization Committee.

In 1983, as a result of the collapse in the share prices of several large banking institutions on the TASE, the Government entered into an arrangement (the “Bank Shares Arrangement”) with shareholders of banking institutions. Under the Bank Shares Arrangement, the State purchased shares from the banks’ shareholders at the time of the crisis. As a result, the State gained a controlling stake in five of the six largest Israeli banks (although the State did not exercise any management control over these banks). The Government’s ongoing privatization program is intended to result in the sale of the State’s controlling interest in these banks. Implementation of this program is ongoing as the Government continues to reduce its bank holdings through a variety of public and private transactions.

Between 1993 and 2001, the State sold 27.69% of the shares of Discount Bank. Currently, the State holds 57.09% of Discount Bank.

Between 1997 and 2000, the State sold 72.4% of the shares of Bank Hapoalim for a total of $2.25 billion. Currently, the State holds less than 1% of Bank Hapoalim.

Between 1993 and 1999 the State sold 97.23% of the shares of United Mizrahi Bank in both public and private sales, for a total of $525.5 million. Since December 1999, the State has not held any interest in United Mizrahi Bank.

In January 2000, the public exercised options to purchase 8.35% of the shares of Bank Leumi for $184 million. At the end of 2002, the State sold options and shares totaling 6.47% of the shares for $74 million. In accordance with the decision of a joint committee headed by the general manager of the Ministry of Finance and with the participation of the Supervisor of Banks of the Bank of Israel and the Accountant General of the Ministry of Finance, the Government intends to continue privatizing Bank Leumi by selling the remaining State-owned shares through the capital market. As of December 31, 2002, the State owned 41.13% of Bank Leumi.

Table No. 13

Selected State-Owned Companies(1)
(at, or for the period ended, December 31, 2002)
(in millions of dollars, except percentages)

	Percentage
	Direct and
	Indirect
	Ownership of	Total	Long-Term	Total
	Government	Assets	Liabilities	Revenues

Bezeq, the Israel Telecommunications Corp. Ltd.	54.6%	$3,492	$1,279	$1,738
Israel Electric Corporation Ltd.	99.8	11,210	9,148	2,573
Oil Refineries Ltd.	74.0	848	496	2,497
Zim Israel Navigation, Ltd.	48.6	1,226	632	1,657
El Al Israel Airlines, Ltd(2).	100.0	1,530	1,447	1,102
Israel Aircraft Industries, Ltd.	100.0	2,922	201	2,062

(1)	Based on consolidated and NIS-adjusted financial statements as of December 31, 2002, according to Israeli accepted accounting principles. Amounts converted from NIS to dollars at the exchange rate on December 31, 2002 ($1=NIS 4.737).

(2)	The percentage of direct and indirect ownership of the Government in El Al Israel Airlines, Ltd. as of June 2003 was 85%.

Source: Ministry of Finance; Government Companies Authority.

Set forth below are summary descriptions of the State-owned companies included in the above table. Also described below are specific steps planned or taken by the Government to prepare those companies for privatization or to reform their structure and operations.

Bezeq is the State-owned telecommunication corporation. Its operations are subject to regulatory arrangements by the Government, including tariff and structural supervision. Arrangements implemented since 1994 are designed to increase competition in the communications sector. International telephony services are provided by three companies (of which one is a wholly owned subsidiary of Bezeq). Cellular services are provided by three companies (of which one is 50% owned by Bezeq). In June 1999 Bezeq’s exclusive right to supply fixed telecom services was terminated. Since that time, one license to a new operator has been granted, but no services have been provided to date. Between July 1997 and February 1998, the State sold a 21.4% interest in Bezeq in a sale to Merrill Lynch & Co. and a public offering in Israel, which raised a total of $388 million and reduced the State’s ownership level to 54.6% (fully diluted). Currently, the remaining shares are held by the public, of which approximately 20% is held by Zeevi Communications Holding Ltd. Bezeq’s shares are traded on the TASE.

On August 27, 2000, the Privatization Committee decided to privatize the majority of the State’s remaining holdings in Bezeq by way of a private sale. The sale will include shares representing at least 50.01% of the fully diluted share capital of Bezeq. The Knesset Finance Committee approved this plan at its meeting on September 6, 2000, in accordance with the Government Companies Law. During November 2001, announcements were published in the media in Israel and abroad inviting interested parties to participate in the sale process. In March 2002, applications to the Government Companies Authority were submitted. Applicants that comply with certain threshold conditions will be invited by the Government to continue participation in the process and provide additional information.

Israel Electric Corporation Ltd. (“IEC”) is a legal monopoly with responsibility for the entire Israeli electricity industry. Since 1992, IEC has been subject to tariff supervision that includes efficiency incentives. In March 1996, IEC’s exclusive concession from the Government expired, the Electricity Industry Act was enacted, and an authority for the supervision of public electric utility services was established. The purpose of the law is to regulate activity in the electricity industry for the benefit of the public, and to achieve reliability, availability, quality and efficiency, while guaranteeing cost minimization within a competitive market. The new law provides for a ten-year transition period, during which IEC has a license to transmit, distribute, supply and market electricity. According to the new law, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed producers to use the same transmission and distribution channels to supply electricity to their customers. On January 1, 1998, IEC received licenses, valid until March 3, 2006, to produce electricity at each of its 63 generation units. In August 1999, the Government decided to establish a ministerial committee on reform in the electricity market infrastructure, which appointed an international consultant to advise the committee. In recent years, the Government has made plans to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for generation. The formulation of rules for the licensing of additional electrical distribution companies is almost complete. The Government’s goal to achieve a decentralized industry, divided into the following segments: production, which the Government expects to be fully competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold. IEC decided to purchase natural gas from two suppliers to be used in IEC’s power stations. The natural gas power stations are expected to replace the oil-fired power stations currently operating together with the coal-fired power stations.

Oil Refineries Ltd. is the only oil refinery company in Israel. Oil Refineries operates in the framework of Government reforms that have linked fuel prices in Israel to fuel prices in the international market. Oil Refineries is entitled to sell its products strictly to wholesalers and to certain key customers. The Government is currently exploring various methods of increasing competition in the Israeli oil sector, including the allocation of the two refinery facilities to separate companies, one in Haifa and one in Ashdod, and the deregulation of tariffs.

Zim Israel Navigation, Ltd., which is privately managed, is Israel’s major shipping company. Zim is a Mixed Company. The State holds approximately 48.6% of the shares and The Israel Corporation, a private corporation, holds approximately 48.8% of the shares. In 1970, The Israel Corporation was granted first right of refusal over the State’s shares in Zim. On August 17, 2000, the Ministerial Committee on Privatization decided to sell all of the State’s holdings in Zim, other than a special State Share that grants the State certain veto powers over corporate decisions, and the Finance Committee of the Knesset approved the decision in October 2000. During 2001, announcements were published in the media inviting interested parties to participate in the sale process and applications to the Government Companies Authority were submitted. During January 2002, applicants were invited to enter the company’s dataroom. In the next stage of the process, the invited applicants will be required to sign an agreement for the sale of the State’s shares prior to submitting bids.

El Al Israel Airlines, Ltd. is the Israeli national air carrier. The Government began the process of preparing for the privatization of its 97% stake in El Al by restructuring El Al’s capital structure and formulating a plan to finance El Al’s expenses for security measures. In 1995, El Al emerged from a reorganization program under which it had operated since 1982 due to labor difficulties at that time. In July 2002, after canceling a prior privatization plan, the Ministerial Committee for Privatization decided to privatize the State’s holdings in the company in stages. In June 2003, the Government began the El Al privatization process by offering 15% of El Al’s shares on the TASE. The shares were bundled with two sets of options for the remaining 85% of the shares. One set of options is exercisable within the year. If all of these options are exercised, the public (together with El Al employees) would hold 51% of the shares of El Al. The second set of options are exercisable between 18 months and four years from the offering date. In addition, El Al employees were offered the opportunity to purchase shares and options for approximately 9% of El Al. As of June 22, 2003, the employees purchased approximately 2% of El Al’s shares for NIS 1.9 million. The total amount raised through the initial offering (which did not include the exercising of options) was NIS 64 million, of which NIS 22.1 million went to El Al and the remainder went to the Government.

Two other Government Companies, Israel Aircraft Industries, Ltd. and Israel Military Industries, Ltd., are, like other defense-related industries worldwide, in the process of undergoing major restructuring in response to changing market conditions. As part of the restructuring process, the number of employees of these companies has been reduced significantly, resulting in large severance pay expenditures by Israel Military Industries. The severance expenditures have had a negative effect on their recent operating results.

Israel Chemicals Ltd. is an integrated group of companies engaged in harvesting the minerals and chemicals of the Dead Sea, and in the manufacturing, development, marketing, and sale of chemical and fertilizer products. Most of Israel Chemicals’ sales are outside of Israel. Between February 1995 and April 2000, the State sold a 71.72% stake in Israel Chemicals in public and private sales. An additional 25.5% of the shares are publicly held and traded on the TASE. Currently, the State’s holdings in Israel Chemicals is 0.11%.

Mekorot is the State-owned water company. It supplies approximately 65% of the water Israel consumes. Approximately 14% of Mekorot’s income from supplying water is subsidized by the Government through payments intended to compensate Mekorot for the below-market tariffs charged mainly to agricultural and other consumers. In 1993, Mekorot and the Government agreed on an arrangement establishing efficiency incentives for the years 1993 through 1997 and securing Mekorot a normative return on equity, enabling it to raise capital in private capital markets rather than receiving subsidized loans from the Government. The Government and Mekorot continue to operate under this arrangement, which is extended every few months.

Petroleum and Energy Infrastructures Ltd. (“PENIN”) provides infrastructure services for the petroleum industry, including acting as the sole provider of storage and transportation services for refined oil. PENIN’s subsidiaries plan, build, operate, and maintain systems and facilities for the transportation and distribution of petroleum products. The State controls the tariff rates of PENIN’s products and services. Through January 2001, PENIN operated under a concession from the Government. In January 2001, an agreement in principle was signed between the State and PENIN to govern PENIN’s activities after the end of the concession. Implementation of this agreement is currently under negotiation.

In October 2000, the State and Israel Industrial Development Bank Ltd. sold their holdings in Israel Industrial Development Investment Company Ltd. for NIS 212 million. The State received half of this amount.

In February 2001, the State (together with the three major banks) sold its holdings in Otzar Hashilton Hamekomi Ltd., a banking corporation which provides banking services to municipalities in Israel, for NIS 71 million, of which the State received NIS 42 million.

The Israeli Credit Insurance Company Ltd. (“B.S.S.CH”) operates in the short-term export credit insurance sector (commercial and political risk insurance activity). The State sold 100% of B.S.S.CH in November 2001 for NIS 37 million.

Shekem Ltd. is involved in retail commerce. The State sold its 23.33% interest in Shekem for NIS 20 million in May 2001.

Afridar Housing and Development Corp. operates as an initiator of development and construction projects. The State sold its 100% holdings in Afridar for NIS 80.5 million in February 2001.

Government Subsidies. Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct Government subsidies has been significantly reduced. The remaining direct Government subsidies consist primarily of subsidies for water, public transportation, and agricultural production. Government subsidies for basic products totaled NIS 2.0 billion during 2002.

Economic Incentives. The Government provides significant assistance to the manufacturing sector under laws designed to encourage investments in “approved enterprises,” mainly in peripheral regions of the country. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.

Beginning in January 1997, the Government implemented a significant reduction in the rate of grants. For the purpose of determining eligibility for grants, three industrial regions have been identified: Region A, the most remote regions of the country; Region B, the peripheral regions of the country (closer to the central regions than A); and Region C, all other regions. The rate of grants as of January 1998 for Region A is 24% for investments up to NIS 140 million, and 20% for investments above this limit, compared to 10% for Region B for all levels of investments, and 0% for Region C for all levels of investments. Two regions have unique grants programs. In the northern border area the rate of grants is 30% for investments up to NIS 140 million and 26% for investments above this limit, and in the Negev area the rate of grants is 30% for investments up to NIS 140 million and 32% for investments above this limit.

During 2001, Government commitment for grants and tax benefits to the manufacturing sector totaled NIS 1.1 billion, compared to NIS 2.4 billion in 2000, NIS 1.3 billion in 1999 and NIS 1.4 billion in 1998. Almost all of the increase in 2000 was due to one unusually large investment of NIS 1 billion. The decrease in 2001 was attributable to a decline in demand for Government investment support, as a result of the economic slowdown and the reduction in overall investments.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 270 kibbutzim in Israel with approximately 117,000 members. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 477 moshavim with approximately 30,000 farming units. Both the kibbutzim and the moshavim experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed upon a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring partial debt forgiveness by the moshavim’s bank creditors, partial repayment of moshavim debt using the proceeds of certain required asset sales by the moshavim, and the restructuring of the remaining moshavim debt at below-market interest rates. The total outstanding amount of the moshavim debt as of December 31, 2002, subject to the 1992 legislation is NIS 12.5 billion. The implementation of the 1992 legislation is ongoing. As of December 31, 2002, the 1992 legislation had been implemented with respect to approximately 89.0% of the individual moshavim members and 87.40% of the moshavim union obligors on the moshavim debt.

The agreement establishing the main rescue and recovery program for the kibbutzim was signed by the bank creditors of the kibbutzim, the kibbutzim, and the Government in 1989. The plan provided for a reduction in the kibbutzim’s outstanding indebtedness by NIS 6.084 billion (December 31, 1988 data as calculated for December 31, 2002 on a 4.5% interest plus index basis until the debt was reduced and as of that date forward, on an index basis only), of which 40% was to be paid by the Government and the remainder was to be written off by the bank creditors. The plan also provided for the restructuring of NIS 13.131 billion (December 31, 1988 data as calculated for December 31, 2002 on an index basis only) of the kibbutzim’s outstanding loans from the banks. This restructuring was to be entirely funded by below-market loans from the Government to the kibbutzim’s creditors.

By early 1995, it had become clear that the NIS 6.0840 billion in debt reduction for the kibbutzim, negotiated in 1989, was inadequate. On May 6, 1996, a supplemental agreement was signed by the kibbutzim, the Government, and the seven relevant banks. The supplemental agreement included the following: (i) the debt that had been rescheduled in the first arrangement in 1989 was divided into a “refund debt,” which the kibbutzim are able to repay, and a “balloon debt,” which the kibbutzim are unable to repay and which is covered by the supplemental agreement; (ii) NIS 6.29 billion (December 31, 1998 data as calculated for December 31, 2002 on a weighted average interest rate for all kibbutzim until the debt was reduced and as of that date forward, on an index basis only) indebtedness of the kibbutzim and the corporations was to be written off (in addition to amounts provided for in the 1989 agreement) by their bank creditors; (iii) NIS 1.073 billion (December 31, 1998 data as calculated for December 31, 2002 on a weighted average interest rate plus index basis or index basis only over different time periods depending on the classification of each kibbutz) was to be written off by the banks, provided the kibbutzim pay their debts regularly in the first three years following the signing of the agreement (the “Incentives”); (iv) the kibbutzim will surrender to the Government their rights to use 27% of their land leased from the Government; and (v) the Government would pay the banks between 25% and 35% of the aggregate sum of the indebtedness to be written off and of any Incentives.

In April 1999, an amendment to the supplemental agreement between the Government, the banks and the kibbutzim was signed, and approved by the Knesset Finance Committee. The principles of this amendment are: (i) the kibbutzim will surrender to the Government their rights to use 27% of their land leased from the Government (as in the supplemental agreement); (ii) the banks will continue to write off the kibbutzim debt under the supplemental agreement, where 35% will be paid to the banks by the Government in five annual payments bearing interest of 1.5% over the CPI, and 65% will be written off by the banks; and (iii) the Government will market the land surrendered by the kibbutzim and the proceeds of the sales will be distributed between the Government (35%) and the banks (65%).

Pursuant to the first agreement, the supplemental agreement and the amendment, an aggregate of NIS 13.561 billion was written off by the banks, of which NIS 5.666 billion was paid to the banks by the Government. If the remainder of the agreement is executed, then 12 additional kibbutzim, owing an additional debt of NIS 0.7423 billion to the banks, will join the agreement. In this case, the Government will cover 35% of the amount that will be written off by the banks.

The Environment

Since the establishment of the Ministry of the Environment (“MOE”) in 1989, many laws and regulations relating to the protection of the environment have been formulated and promulgated. In 1998, under a new procedure for establishing environmental regulations, the MOE formulated environmental standards after consulting with representatives of Government ministries and bodies that are likely to be affected by the proposed regulations. The timetable for preparing each regulation is not to exceed 24 months. Recently, proposed regulations regarding packaging, fuel storage, ozone-depleting compounds, radio frequency radiation, hazardous waste and reuse of waste water have been under consideration.

In January 1998, a covenant was signed between the MOE and the Israel Manufacturers’ Association concerning reductions in pollutant emissions. The landmark decision by the manufacturers to enter into such a covenant is the first example in Israel of voluntary compliance by industry with emission standards that have yet to be promulgated. The largest Israeli industries, including food, fuel, paper, textile and medical companies, also signed the covenant. In addition, in January 2000, the MOE concluded an agreement in principle with IEC, Israel’s electricity provider, that defined emission standards for IEC’s power plants.

In 1999, the Knesset approved the first fee for landfill use to be imposed on local authorities. The fee is expected to take effect in 2004.

Many Israeli companies are voluntarily adopting environmental management systems such as ISO 14000, as they recognize the importance of adopting environmentally conscious management systems in creating international business opportunities.

In May 1999, Israel signed the Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals in International Trade. Israel has been party to the Convention on Biological Diversity since 1995 and is working towards signing the Cartagena Protocol on Biosafety to the Convention on Biological Diversity. Israel attaches great importance to the issue of climate change. After signing The United Nations Framework Convention on Climate Change in 1992 and ratifying it in 1996, the State of Israel signed the Kyoto Protocol to the United Nations Framework Convention of Climate Change in December 1998.

In 2000, the Palestinian and Israeli Ministries of the Environment held two meetings to discuss common environmental problems and ideas for improving cooperation in the environmental field. Israeli experts addressed certain concerns raised at the meeting, and cooperation in the of nature conservation was agreed upon. In 2000, the Jordanian and Israeli Ministries of the Environment held a meeting to promote cooperation on various environmental issues of common concern, and in particular on the rehabilitation of an agreed-upon portion of the Jordan River.

BALANCE OF PAYMENTS AND FOREIGN TRADE

General

As a small country with a relatively limited domestic market, Israel is highly dependent on foreign trade. International trade (exports plus imports) of goods and services amounted to 79.1% of GDP in 2002 (up from 74.6% on average in 1997 through 2001).

The goods and services trade deficit increased to $4.2 billion in 2002 compared to $3.6 billion in 2001 and $0.2 billion in 2000. This increase was the result of a nominal decrease in exports of 3.6% to $38.5 billion, and a more moderate decrease in imports of 1.8% to $42.6 billion. The factor income payments (the sum of profits and interest from international investments and payments to foreign workers) deficit decreased by 22.2% to $3.6 billion in 2002 after a 33.2% decrease in 2000.

Economic and military assistance furnished by the United States, German reparations, and personal and institutional remittances increased by 2.2% in 2002 to $6.5 billion, after decreasing by 1.1% in 2001.

Foreign currency reserves grew from $6.9 billion at the end of 1994 to $23.7 billion at the end of 2002. The three-fold increase is explained by a real 48.6% increase in exports and imports, as well as the Bank of Israel’s monetary policy.

As of December 31, 2002, Israel’s net foreign debt (as reported by the Central Bureau of Statistics) was $0.7 billion (0.6% of GDP), as compared to $20.0 billion (22.4% of GDP) at the end of 1995. In the first quarter of 2003, Israel’s net foreign debt continued to decline to below zero.

Balance of Payments

Israel’s balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services) and transfer payments; and (ii) the capital and financial account, which reflects borrowing by the Government and the private sector, direct investment in Israel and abroad, and assets and liabilities of commercial banks.

The current account deficit remained stable at $1.2 billion in 2002. In the second half of the 1990s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than in imports. In the first quarter of 2003, the current account deficit continued to decrease.

Table No. 14

Balance of Payments
(in millions of dollars)

	Year

	1998	1999	2000	2001	2002

Current account (net):
Exports(1)	$35,172	$40,275	$50,073	$42,805	$41,358
Imports(1)	(42,439)	(48,100)	(57,227)	(51,090)	(49,133)

Net balance (1)	(7,267)	(7,825)	(7,154)	(8,285)	(7,775)

Transfer payments (net)
Personal restitutions from Germany	789	737	614	726	760
Other personal remittances (net)	1,154	1,137	1,157	1,177	1,153
Institutional remittances	384	416	566	429	425
Intergovernmental remittances	3,914	4,024	4,147	4,077	4,210

Total	6,241	6,314	6,484	6,409	6,548

Current account balance	(1,026)	(1,511)	(670)	(1,876)	(1,227)

Capital and financial account:
Capital transfers	577	569	455	681	151
By the Government	180	163	161	162	(135)
By other	397	406	295	519	286
Financial account
Direct investments	612	2,136	1,548	2,715	427
Abroad	(1,125)	(932)	(3,440)	(805)	(1,232)
In Israel	1,737	3,068	4,988	3,520	1,659
Portfolio investment	2,580	1,768	2,892	(977)	(1,718)
Assets	106	(829)	(2,142)	(1,099)	(2,491)
Equity securities	154	384	(1,539)	(413)	(452)
Debt securities	(47)	(1,214)	(603)	(686)	(2,040)
Liabilities	2,474	2,598	5,034	122	773
Other investments	(1,547)	696	(387)	(1,543)	(438)
Assets	(1,933)	(2,796)	(2,053)	(2,709)	(1,613)
Government	(13)	(458)	(1)	(561)	110
Private sector	(113)	(1,580)	(863)	(1,757)	(2,064)
Banks	(1,807)	(758)	(1,189)	(392)	340
Liabilities	386	3,491	1,666	1,166	1,175
Government – long-term	(281)	331	(74)	118	(8)
Government – short-term	1	(1)	0	0	0
Private sector – long-term	(54)	(67)	(116)	104	121
Private sector – short-term	(805)	843	199	(326)	946
Banks	1,525	2,385	1,657	1,271	117

Reserve assets (net)	(1,880)	(929)	(761)	150	746

Capital and financial account balance(2)	341	4,240	3,748	1,026	(843)

Statistical discrepancies(3)	685	(2,728)	(3,077)	751	2,070

(1)	Includes exports and imports of goods, services, and income payments. The data on exports and imports of goods is based on current foreign trade statistics, adjusted for the balance of payments definitions established by the International Monetary Fund. The value of imports and exports is recorded on a f.o.b. basis. Defense imports, which are not included in the foreign trade statistics, are included in the Balance of Payments table.

(2)	Excluding central monetary institutions.

(3)	Statistical discrepancies represents without accounting for the signs of the component terms, the difference between the current account balance and the capital and financial account balance less the change in reserves.

Source: Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy. In 2000, industrial exports grew by 25.3% due to fast economic growth in the U.S. and the EU and a worldwide technology boom. In 2001, as a result of the slowdown in economic activity in the EU and the U.S. and the global crisis in the high-tech sector, industrial exports decreased by 11.7%. In 2002, exports continued to contract, falling by 3.4%, even though global trade accelerated in 2002 relative to 2001. The main reason for this contraction is the character of growth in the United States and other countries, which focuses mainly on traditional industries rather than on the high-tech industries that account for much of Israel’s exports. The depreciation of the Israeli currency during the first half of 2002, along with the wage restraint during 2002, increased the competitiveness of Israeli exporters and may contribute to higher export growth in the coming years. Exports increased by 5.5% in the first quarter of 2003 (quarter by quarter seasonally adjusted at an annual rate).

In 2002, imported goods increased by 0.8%, the result of a decrease in imports of investment goods, due to the substantial decline in the level of economic activity and an increase in imports of diamonds. In 2002, imports of services decreased by 8.3%. Imports of goods increased by 8% in the first quarter of 2003, compared to the first quarter of 2002.

Trade Liberalization

The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain compulsory licensing requirements designed to protect local manufacturers (with the exception of agriculture), the Government’s review of certain licensing requirements with an intention to eliminate those imposed for protection purposes, and the replacement of administrative and other non-tariff barriers to imports with tariffs, which are being reduced over time. Tariffs on many types of goods were reduced in September 1996. In September 1998, tariffs were reduced on certain economically sensitive products such as wood and footwear. In September 2000 tariffs were lowered for textiles. In September 2001, the tariff reduction process concluded with the average customs duties reduced to between 8% and 12%, down from an average of 25% or more at the time the new trade liberalization program was introduced in September 1991. The trade liberalization program also provided for assistance to certain enterprises that would suffer seriously from the implementation of the program. In 1996, Israel signed the GATT accords on agricultural products, and replaced import restrictions with import duties. Since then, the 100% duty on processed agricultural products has been gradually reduced, and is to reach 50% by the end of 2003.

Notwithstanding the Government’s trade liberalization policy, Israel has a number of trade restrictions, including quotas, licensing restrictions, and outright prohibitions on certain goods (such as a ban on importation of non-kosher meats imposed at the end of 1994). The non-tariff barriers have diminished both in number and in scope as part of Israel’s trade liberalization program. Israel also imposes a post-duty surcharge, called TAMA, that varies in amount by product and is applied after the imposition of an import duty, but before any assessment of purchase taxes. The TAMA rate is determined according to the importer’s average profit margins in a specific category of goods, and reflects the difference between the retail price in Israel for a domestic product and the import price of the imported good. Israel also maintains product standards that, in certain instances, favor domestic producers of consumer goods over importers. In November 1998, 140 official food industry standards and an additional 130 standards related to other industries were abolished. Israel also charges importers 1.3% of c.i.f. (cost, insurance and freight) cost of imports into Israel for the use of Israeli ports and stevedores. The Ministry of Industry and Trade is in the process of revising the law to limit the Government’s authority in setting compulsory standards for products sold in Israel to certain purposes, such as safety, public health and protection of the environment, rather than for protectionist purposes. During the past four years, many standards have been changed to conform with international standards.

Although in 2002 the U.S. and the EU accounted for approximately 61% of Israel’s exports of goods (excluding diamonds), the percentage of exports sold to these countries has been declining in recent years as a result of an increase in the level of exports to existing Asian markets and the opening of new markets, particularly in Asia and Eastern Europe. Historically, exports to Asia were low due to the effects of the Arab boycott. Exports to countries other than the U.S. and the EU accounted for 39.0% of Israel’s non-diamond exports in 2001 and 39.1% of non-diamond exports in 2002. Exports of non-diamond goods to Asia accounted for 14.2% of Israel’s total non-diamond exports in 2002.

In 2002, Israel had a trade surplus of $5.7 billion with the U.S., compared with a surplus of $2.9 billion in 1998. This surplus is close to zero ($0.2 billion) when the trade in diamonds is excluded. In 2002, Israel had a $6.2 billion trade deficit with the EU, compared with a deficit of $7.2 billion in 1998. The deficit decreases to $4.7 billion when diamonds are excluded.

Israel primarily exports manufactured goods. Exports of the high-tech industries of the manufacturing sector experienced a decline of approximately 8.2% in 2002, following a decline of 7% in 2001. Exports of communications, control, medical and scientific equipment, which accounted in 2002 for 23% of industrial non-diamond goods exports, decreased by 18.7% over 2001.

Approximately 71% of Israel’s imports in 2002 were raw materials and unfinished goods (including diamonds and fuels). The remainder of imports are made up of investment goods and consumer products.

Since 1948, members of the Arab League maintained a trade boycott of Israel (see “State of Israel—International Relations”). In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycotts of Israel. These Gulf States, as well as four other

Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel. Nevertheless, some Arab states continue to maintain their trade boycott of Israel. It is difficult to determine the impact of the remaining elements of the boycott on Israeli trade.

Table No. 15

Exports of Goods by Major Groups(1)
(in millions of dollars, f.o.b.)

	Year

	1998	1999	2000	2001	2002

Agricultural
Vegetables and field crops	$250.8	$248.7	$240.5	$230.9	$216.1
Fruits	235.6	214.1	178.9	159.6	142.6
Other	322.1	319.5	283.3	239.9	252.7

Total	809.1	782.3	702.1	630.4	611.4

Industrial
Mining, quarrying and non-metal minerals	442.1	417.8	451.1	420.3	444.3
Food and beverages	476.0	439.4	443.6	427.3	430.7
Textiles, clothing and leather	1,063.8	1,136.1	1,144.1	1,041.0	1,002.6
Wood, furniture, paper and printing	188.8	197.6	224.2	238.7	291.5
Chemicals and refined petroleum	2,964.4	3,121.9	3,698.7	3,744.7	4,092.5
Rubber and plastics	887.2	1,028.5	1,069.9	1,075.3	1,086.6
Products, metal basic	1,022.3	973.0	1,060.0	1,011.6	983.7
Machinery and equipment	1,079.4	1,012.9	1,124.0	1,148.7	986.7
Electronic components and computers	1,451.5	1,474.7	3,641.7	3,057.1	2,523.4
Communication, control, medical, and scientific equipment	4,031.0	4,602.1	6,021.0	5,240.1	4,281.8
Electrical equipment and motors	497.1	473.7	528.5	533.1	551.8
Transport equipment	883.3	969.7	1,012.0	1,047.7	1,133.8
Jewelry, goldsmith and silversmith	478.1	463.6	472.6	459.5	505.0
Miscellaneous	110.6	113.8	113.2	116.5	125.6

Total (excl. diamonds)	15,575.6	16,424.8	21,004.6	19,561.6	18,440.0

Diamonds	4,345.4	5,681.2	6,815.7	5,672.0	6,928.4
Polished	3,701.8	4,589.2	5,437.0	4,646.4	5,313.1
Rough	643.6	1,092.0	1,378.7	1,025.6	1,615.3
Other	41.6	41.0	35.3	46.4	27.4
Returned goods	138.4	151.2	216.9	212.2	248.4

Total (net)	20,633.3	22,778.1	28,340.8	25,698.2	25,758.8

(1)	Excludes trade with the West Bank and the Gaza Strip.

Source: Central Bureau of Statistics.

Table No. 16

Imports of Goods by Major Groups(1)
(in millions of dollars, c.i.f.)

	Year

	1998	1999	2000	2001	2002

Consumer Goods:
Durables
Vehicles	$731.4	$748.4	$947.8	$894.9	$755.3
Other	998.1	1,048.0	1,186.9	1,207.6	1,067.0
Non-durables	2,145.9	2,154.9	2,362.9	2,554.0	2,513.1

Total	3,875.4	3,951.3	4,497.6	4,656.5	4,334.9

Production Inputs:
For agriculture	264.4	289.9	292.7	300.6	301.3
Raw food products	898.6	862.8	825.1	825.6	878.6
Fabrics and yarn	703.0	694.1	685.8	582.7	566.0
Wood and related products	286.5	280.4	296.9	255.3	259.6
Chemical products	1,758.1	1,832.5	2,094.5	2,061.4	2,130.0
Rubber and plastics	907.6	900.0	990.0	920.3	890.3
Paper-making material	544.8	557.0	615.8	568.6	519.8
Metals
Iron and steel	914.8	774.6	833.7	759.9	802.0
Precious metals	201.9	169.9	130.3	147.6	159.2
Non-ferrous metals	536.9	531.3	547.9	503.0	450.0
Machines, electronics and other industries	5,006.5	5,257.2	6,458.5	5,454.8	4,858.7
Fuels	1,800.1	2,109.5	3,497.9	3,094.7	3,052.4

Total (excl. diamonds)	14,767.6	15,208.8	18,333.6	16,453.2	15,788.7

Diamonds (net)	3,839.4	5,456.2	6,746.3	5,588.1	7,192.5

Investment Goods:
Machinery and equipment	3,660.9	4,500.0	4,764.3	4,809.1	4,511.2
Transport vehicles (2)	889.7	891.4	1,145.3	1,109.7	992.6
Ships and aircraft	84.1	733.0	239.4	667.5	263.2

Total	4,634.7	6,124.2	6,149.0	6,586.3	5,767.0

Other goods	12.3	16.6	23.0	19.1	23.2
Returned goods	(118.7)	(127.6)	(140.7)	(182.9)	(129.7)

Total (net)(3)	27,010.7	30,629.7	35,221.0	32,696.2	32,556.6

(1)	Excludes trade with the West Bank and the Gaza Strip.

(2)	Excluding ships and aircraft.

(3)	Net imports equal gross imports less unworked diamonds returned to the supplier and other returned goods.

Source: Central Bureau of Statistics.

Table No. 17

Exports of Goods by Region(1)
(in millions of dollars, f.o.b., except percentages)

	Year

Region	1998		1999		2000		2001		2002

E.F.T.A	$424.8	1.9%	$405.7	1.6%	$549.4	1.7%	$395.5	1.4%	$434.9	1.5%
EU	7,090.9	31.2	7,560.9	30.2	8,562.8	27.3	7,646.9	26.3	7,300.1	24.7
Americas	9,009.4	39.6	9,775.9	39.1	12,933.4	41.2	12,487.0	43.0	13,219.3	44.9
Asia	3,241.6	14.3	4,109.2	16.4	5,817.0	18.5	5,245.4	18.0	5,092.2	17.3
Africa	479.2	2.1	469.6	1.9	546.0	1.7	458.5	1.6	428.0	1.4
Other	2,488.1	10.9	2,668.3	10.7	2,995.2	9.5	2,847.6	9.8	3,047.8	10.2

Total	22,734.4	100.0	25,016.6	100.0	31,403.8	100.0	29,080.9	100.0	29,522.3	100.0

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics.

Table No. 18

Imports of Goods by Region(1)
(in millions of dollars, c.i.f., except percentages)

	Year

Region	1998		1999		2000		2001		2002

EFTA	$1,583.2	5.8%	$1,800.5	5.8%	$1,994.7	5.6%	$1,859.1	5.6%	$2,154.8	6.5%
EU	13,335.4	48.5	14,386.4	46.3	15,466.2	43.3	13,920.4	41.8	13,520.9	40.8
Americas	6,081.9	22.1	7,002.3	22.5	7,323.4	20.5	7,352.9	22.1	6,933.8	20.9
Asia	3,417.5	12.4	4,087.5	13.1	5,202.0	14.6	4,697.2	14.1	5,097.3	15.4
Africa	354.6	1.3	363.3	1.2	372.9	1.0	428.6	1.3	311.9	0.9
Other	2,697.2	9.8	3,450.0	11.1	5,390.0	15.1	5,045.0	15.1	5,087.6	15.4

Total	27,469.8	100.0	31,090.0	100.0	35,749.5	100.0	33,303.2	100.0	33,106.3	100.0

(1)	Gross imports (including unworked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source: Central Bureau of Statistics.

Table No. 19

Merchandise Trade Indices
(1995=100)

	Year

	1998	1999	2000	2001	2002

Indices of Physical Volume
Exports	126.1	138.8	174.6	165.2	167.6
Imports	108.6	124.3	141.1	130.8	132.0
Indices of Prices
Exports(1)	92.7	91.3	89.1	87.4	86.9
Imports(1)	87.5	85.4	87.6	85.8	85.6
Terms of Trade(2)	105.9	106.9	101.7	101.9	101.5

(1)	Excluding ships, aircraft, and diamonds.

(2)	The price index of exports divided by the price index of imports, multiplied by 100.

Source: Central Bureau of Statistics.

Foreign Investment

In 2002, nonresidents invested $3.8 billion in Israel compared with $4.8 billion in 2001 and an average of $7.5 billion per year between 1998 and 2001. These figures include direct foreign investments, investment in Israeli securities traded on the TASE and on foreign exchanges, direct credit to the public sector and to residents (excluding trade finance and credit to suppliers), and deposits by non-residents in Israeli banks. Foreign direct investment decreased to $1.5 billion in 2002 from $3.8 billion in 2001.

Investment by nonresidents in 2002 was significantly lower than in recent years, including 2001 and 1998, which, like 2002, were characterized by a crisis in international financial markets. The major cause of the decline in investment in 2002 was the global slowdown in the high-tech industry. Israel was also affected by negative geopolitical developments that influenced foreign investment, particularly nonresident foreign currency deposits. However, their effect on the high-tech industry and hence on other foreign investment appears to be less severe.

In 2002, Israeli firms issued $160 million of debt and equity abroad, compared with $1.6 billion in 2001 and $4.9 billion and $3.2 billion in 2000 and 1999, respectively. The 2002 issuances were divided between $40 million of debt and $120 million of equity, most of which was due to the exercise of stock options by firms’ nonresident employees. The marked, prolonged reduction in equity issuance in 2001 and 2002 was not unique to Israeli companies. For example, the total number of initial public offerings issuances on the NASDAQ in 2002 was the lowest in a decade. Furthermore, many of these issuances were by companies operating in “traditional industries,” in which few Israeli companies are candidates for going public abroad. On the other hand, IPOs of companies in the information and communication technology (“ICT”) sector totaled only $2 billion in 2002, compared with $5 billion and $23 billion in 2001 and 2000, respectively. Many Israeli companies are in the ICT sector. Direct investment by nonresidents in the non-tradable equity of Israeli firms also continued to decrease in 2002, totaling $1.7 billion compared with $4.3 billion and $5.5 billion in 2001 and 2000 respectively. Foreign direct investment decreased from $3.8 billion in 2001 to $1.5 billion in 2002. Nevertheless, investment in 2002 exceeded pre-high-tech boom levels. The continuing decline since 2000 reflects three main processes that began in the last quarter of 2000, and are all related to the global slowdown in the ICT sector. The three processes are: (i) the sharp decline in acquisitions of Israeli high-tech firms by nonresident firms; (ii) the fall in profits of non-tradable high-tech firms and hence in the reinvestment of those profits; and (iii) the decline in investment in start-up companies, especially in those related to communication and the Internet. Start-ups related to life sciences and software were also affected. The $63 million raised by Israeli venture capital funds in 2002 was insignificant compared with an average of $2.3 billion in 1999-2001.

In 2002, net investment flows of direct investors in Israeli shares traded on the TASE were a negative $140 million, compared with negative net investment of around $50 million in each of the previous two years.

In 2002, nonresidents invested net $50 million in securities traded on the TASE and invested net $240 million in the bond market where yields rose sharply.

Net deposits (including accrued interest) by nonresidents in Israeli banks amounted to $0.2 billion in 2002, compared with $1.3 billion in 2001 and $1.8 billion on average per year in 1997 through 2000. The decline primarily reflects nonresidents’ investment in foreign currency deposits, which last year experienced liquidations for the first time over the year as a whole of $0.8 billion. The main reasons for the liquidation were declining interest on foreign currency, geopolitical events in Israel and the region, and the implementation of the anti-money laundering law, under which the identity of depositors as well as the origins of money could be exposed. Recent years have seen a change in the profile of depositors from those who were motivated primarily by Zionist ideals to those who are motivated primarily by business opportunities.

Anti-Money Laundering Law

On August 2, 2000, the Knesset enacted the Prohibition on Money Laundering Law, which established the Israel Money Laundering Prohibition Authority, which will collect and process reports received in accordance with the provisions of the law and, upon suspicion of money laundering activity, disseminate the reports to the proper authorities. The law, which took effect in January 2002, makes money laundering a criminal offense, punishable by imprisonment and heavy fines. The law also requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction (“know your customer”), to report certain financial transactions to the Money Laundering Prohibition Authority and to

maintain records of such transactions. There are two types of required reports: reports of specific transactions (of a certain amount and type), and suspicious activity reports. These reporting requirements took effect on February 17, 2002.

In recognition of the steps taken by the State to combat money laundering activity, in June 2002 the Financial Action Task Force (“FATF”), the international task force on money laundering, which is affiliated with the OECD, removed Israel from its list of states deemed non-cooperative in the campaign against money laundering. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions, which required that business transactions originating in Israel or for which funding passed through Israel be subjected to enhanced scrutiny.

Foreign Exchange Controls and International Reserves

As of January 1, 2003, all activities and transactions in foreign currency between resident individuals and businesses and nonresidents are permitted.

As is common in Western economies, in Israel the expansion and enhancement of reporting procedures regarding external transactions accompanied the removal of foreign exchange controls. The freedom to engage in transactions with nonresidents is subject to the obligation of either the person carrying out the transaction or the financial intermediary through which it is carried out, to report the transaction in detail to the Bank of Israel.

As part of the deregulation of financial markets, the reserve requirements on domestic foreign currency deposits were also reduced. They are currently 6% for current accounts (up to six days), 3% for time deposit accounts with a maturity of up to one year, and 0% for time deposit accounts with a maturity exceeding one year. Since January 1998, local currency has served as the reserve requirement on domestic foreign currency deposits (replacing foreign currency).

In recent years net external liabilities have been dramatically reduced, reaching a level of $0.7 billion in 2002, compared to $11.3 billion in 1998.

Table No. 20

External Assets and Liabilities (Debt Instruments)
(in millions of dollars)

	Balance at Year End

	1998	1999	2000	2001	2002

External Liabilities
Public sector	$27,446	$27,489	$27,223	$26,732	$27,053
Nonbanking private sector	11,534	13,130	13,863	13,566	14,519
Banking system	19,129	21,218	22,668	23,790	24,617

Total	58,109	61,837	63,754	64,088	66,189

External Assets
Public sector	23,183	23,389	23,969	23,953	24,580
Nonbanking private sector	10,377	13,376	16,328	20,433	25,373
Banking system	13,246	14,274	15,675	15,573	15,555

Total	46,806	51,039	55,972	59,959	65,508

Net External Debt	11,304	10,797	7,783	4,129	680

Source: Bank of Israel.

Foreign currency reserves grew from $6.9 billion at the end of 1994 to $23.7 billion at the end of 2002.

Foreign Exchange Rates

Until July 1985, the Israeli Sheqel was periodically depreciated at a rate consistent with inflation. On September 2, 1985, the Knesset approved the NIS, valued at 1,000 times the then-existing Sheqel. Since August 1, 1986, only the NIS has circulated, and the NIS has been stabilized by reference to a basket of major currencies (the U.S. dollar, German mark, British pound sterling, French franc, and Japanese yen) rather than in relation solely to the U.S. dollar. On August 1, 1986, the date the basket was introduced, the weighting of the component currencies in the basket was 60% U.S. dollar, 20% German mark, 10% British pound sterling, 5% French franc and 5% Japanese yen. This basket approximates the composition of Israel’s external trade, including both imports and exports. The number of each currency unit in the basket is constant, but the weight of each currency can change daily according to changes in cross rates. On June 5, 1995, the Bank of Israel adopted a policy requiring an automatic adjustment in the weighting of the currencies in the basket in any future year in which a cumulative change of more than 2% occurs in the value of Israeli trade in any single currency in the basket, relative to the value of Israeli foreign trade in the other currencies in the basket. Following that decision, in April 1996 the weight of the dollar was increased by 3.3 percentage points, and those of the other currencies reduced accordingly. The number of each currency unit remained constant through May 2000, when the pound sterling’s share in the currency basket was reduced by 2.1 percentage points. The weights of the other currencies were adjusted according to Israel’s foreign trade structure at that time. On December 31, 2002, the currencies’ weights were 62.9% U.S. dollar, 24.5% euro, 6.9% pound sterling, and 5.7% Japanese yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis upon a gradual, constant and predetermined path. Initially, the slope of the band was derived from the difference between Israel’s inflation target for the following year, as set by the Government, and predicted inflation abroad. The width of the band, its midpoint rate and its slope were determined jointly by the Bank of Israel and the Ministry of Finance.

When the diagonal band was first introduced, its slope was 9%, with a limit of 5% above or below the midpoint rate. The slope was reduced to 8% and then to 6% in November 1992 and July 1993, respectively. On May 31, 1995, the limit of the band was widened to 7% and the midpoint rate was increased by 0.8%, but no change was made to the slope of the band. The change in the midpoint rate was intended to offset the increase in port fees on exports.

In the last few years, only the slope of the lower limit of the band has been reduced, whenever possible, in accordance with the difference between the target rate of inflation in Israel and expected inflation abroad. The upper limit remained unchanged at a steeper slope than the lower limit. As a result, the band is gradually becoming wider. On June 18, 1997, the upper limit of the exchange rate band was raised by approximately 15%, while maintaining its slope at 6%. The lower limit remained unchanged, while its slope was reduced to 4%. On August 7, 1998, the slope of the lower limit was reduced further, to 2%, while the slope of the upper limit again remained unchanged at 6%.

On December 24, 2001, the lower limit of the band was reduced by 1% and its slope set at zero at a constant rate of NIS 4.1021 to the currency basket. As such, the exchange rate band can no longer be considered diagonal. At the end of 2002, the width of the band was 49.4%, based on the average of the two limits.

The Bank of Israel has sole responsibility for the daily management of exchange rates. Prior to February 1996, it was the practice of the Bank of Israel to use market intervention to maintain the exchange rate near the midpoint of the band. Since February 1996, the policy has been to intervene only to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997.

During 2002, the NIS depreciated against the currency basket by 14.2% and against the U.S. dollar by 7.3%. The difference in percentage depreciation reflects the weakening of the U.S. dollar against the other currencies in the basket – the euro, sterling and yen.

Between the end of December 2001 and mid-June 2002, the NIS depreciated markedly (13.1% against the U.S. dollar and 15.5% against the currency basket), leading to a rise in the prices of imported goods, in actual inflation as expressed in the CPI and in expected inflation for the next few years. In June 2002, in view of the accelerated depreciation of the Sheqel, unrest in the financial markets and higher inflation, the Bank of Israel increased its key interest rate by 190 basis points (from 4.6% to 6.5%). In July 2002, the Bank of Israel increased the key interest rate by another 260 basis points (from 6.5% to 9.1%). The Bank of Israel key interest rate remained at 9.1% through December 2002. In January 2003, after inflation expectations declined to below the upper limit of the inflation target, the 2003 budget was passed in the Knesset and the level of uncertainty in the markets appeared to have moderated, the Bank of Israel reduced the key interest rate by 20 basis points, to 8.9%. The Bank of Israel further reduced the key interest rate by another 20 basis points, to 8.7%, in April 2003 and by 30 basis points, to 8.4%, in May 2003. In June 2003, the Bank of Israel further reduced the key interest rate by 40 basis points to 8.0%, and by an additional 50 basis points in July 2003, to 7.5%.

Table No. 21

Average Exchange Rates
(NIS per currency unit)

	Year

	1998	1999	2000	2001	2002

U.S. dollar	3.800	4.140	4.077	4.206	4,738
British pound sterling	6.298	6.701	6.180	6.054	7,117
German mark	2.167	2.258	1.926	1.925
Japanese yen (per 100 yen)	2.928	3.658	3.785	3.461	3,791
French franc	0.646	0.673	0.574	0.574
Currency basket	4.091	4.432	4.223	4.280	4,887
Euro		4.416	3.768	3.764	4,478

Source: Bank of Israel.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supervises Israel’s banking system, issues bank notes and coins, and acts as the sole fiscal agent for the Government with respect to domestic indebtedness. The Governor of the Bank of Israel acts as an economic advisor to the Government. In addition, the Bank of Israel works jointly with the Government in formulating and implementing foreign exchange policy. (See “Balance of Payments and Foreign Trade—Foreign Exchange Rates.”)

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance Government deficits or to lend the Government money to finance its expenditures in any fiscal year, except to provide temporary advances to the Government to bridge seasonal cash flow requirements when expenditures exceed revenues during the fiscal year (provided that the outstanding amount of such temporary advances at any time does not exceed 1.6% of the Government’s current expenditures budget for the year in which the advances are made). Twice a year, such advances are permitted to equal up to 3.2% of the current budget for a period of up to 30 days.

The Government is required to deposit all Government revenues, including proceeds of foreign debt (except for certain earmarked funds deposited with commercial banks), in the Bank of Israel, which is responsible for managing the Government’s foreign exchange reserves. The Bank of Israel is prohibited by law from investing in equity securities or private bonds, and is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves is held in securities issued by foreign sovereign issuers.

At the end of 1997, the Prime Minister appointed a committee of outside experts to suggest changes in the Bank of Israel Law, in light of the considerable institutional and economic changes that have taken place in Israel since the Bank was established in 1954, and similar actions taken in many other countries in recent years. The committee submitted its report to the Government in December 1998. In March 2002, the Government submitted a proposal for the amendment of the Bank of Israel Law to the Knesset. The Government’s report proposes modifying the Bank of Israel’s role, making it similar to the role of central banks in other developed economies and defining price stability as the Bank of Israel’s main objective. Furthermore, in order to improve the decision-making process of the Bank of Israel regarding its main policies, the Government’s proposal establishes a monetary committee, comprised of well-recognized and experienced professionals in the fields of finance, monetary and macro-economic policies. In order to avoid any possibility of political interference in the nomination process, the members of the monetary committee will be nominated by an independent panel, chaired by a retired Supreme Court judge. In addition, in order to expand the transparency of its operations, the Bank of Israel will be required to report to the Government and the public on its monetary policy on a regular basis. The proposal is currently under discussion.

Monetary Policy

Since 1985, when the Economic Stabilization Plan was adopted, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, and fiscal restraint and trade liberalization by the Government. In recent years, the primary objective of Israel’s monetary and exchange rate policy has been to gradually reduce inflation to attain levels of inflation similar to those prevailing in other industrialized countries (see “The Economy—Wages and Prices”).

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rate received by the banks is determined in the auction. Maturities are one week and overnight. In the past, the Bank of Israel injected liquidity using monetary collateralized loans to banks, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rate of interest determined therein is the key determinant of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows from Government activities and the balance of payments. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.

In order to offset capital inflows, the Bank of Israel also operates NIS/dollar swaps, absorbing NIS in return for dollars for a given period of time. Allocation of the swaps is made by auction on the difference between the NIS interest rate and the going dollar interest rate. Since August 1997, the Bank of Israel has used this facility only to roll over existing swap stock of $1.4 billion and has refrained from using the swap auctions as a monetary instrument.

Although the Bank of Israel does not issue its own securities, it may reduce liquidity by selling non-indexed zero-coupon Treasury bills of up to one year maturity (known as “Makam”). In recent years, the Bank of Israel has increasingly utilized such issuances. In 1995, the Government raised the ceiling on the outstanding amount of Treasury bills available to the Bank of Israel for purposes of effecting monetary policy to a total of NIS 15.5 billion, and provided for the automatic adjustment of that ceiling twice annually. Recently, however, the adjustments have only proved sufficient for rolling over principal and interest on the Treasury bills. In order to increase the effectiveness of monetary policy and to enhance the efficiency and completeness of the money and capital markets, the Government decided, at the end of December 2001, to remove the ceiling on the outstanding amount of Treasury bills.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15%-20% range that had prevailed since the Economic Stabilization Program of 1985 to low single-digit levels typical in developed countries. Israel was thus one of the first emerging market economies to adopt the inflation targeting approach to monetary policy, using this regime to reduce inflation rather than, merely to maintain a low level, once attained. Inflation targeting in its first three years (1992-1994) was implemented with some ambivalence, but when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current low inflation levels. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by prompting monetary and financial stability and providing a favorable business environment. The other key features are fiscal restraint and structural reform, with the latter also geared to spurring economic growth from the supply side.

The Bank of Israel has been gradually reducing its interest rates since 1999. These rates reached unprecedented low levels in 2001 and in the first quarter of 2002 in light of the slowdown in economic activity and the below-target annual inflation. Interest rate reduction has been recently reversed following a swift exchange rate depreciation and a subsequent rise in the inflation rate and inflation expectations.

From the summer of 1997 until through the end of 2001, the annual rate of inflation has been below 3%, with the exception of the last quarter of 1998, when an international financial crisis led to significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.

In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5%-3.5%, for 2002, 2%-3%, and for 2003 and onwards, it is set at 1%-3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the inflation targets, explicit and implicit, of nearly all developed countries.

The end-of-year inflation rate was 0% in 2000, 1.4% in 2001 and 6.5% in 2002. The 2000 rate was below the yearly target, but in 2002, the end-of-year inflation rate exceeded the target. However, after an inflation rate of 6.3% in the first half of 2002, the Bank of Israel sharply increased its key interest rate in June and July, and the CPI increased by only 0.2% in the second half of 2002.

The focus of macroeconomic policy on financial stability during the past few years paid off handsomely between 1999 and 2001, as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during this period. These shocks include the softening of the high-tech boom, the sharp decline of the NASDAQ and the uncertain security situation.

Monetary policy since 1997 has emphasized the inflation targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank was required to intervene frequently in the foreign exchange market to prevent appreciation. At that point, continued intervention was viewed as untenable and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy and the Bank has been able to adjust its key interest rate as required to meet the inflation target, without having had to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent ones that typified a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. While the crawling band has not yet been removed, it appears that the policy measures in 1997 sent a signal to the public about the policy makers’ resolve to get inflation down to levels similar to those in other westernized countries. At the end of December 2001, the Ministry of Finance and the Governor of the Bank of Israel decided to allow more flexibility in the foreign exchange market by flattening the slope of the lower band of the exchange rate (lowering the slope from 2% annually to 0%) and reducing its level by 1%.

Another key policy move was the significant increase of interest rates in the wake of the sharp price level jump following the international financial crisis and the NIS depreciation in the autumn of 1998. The Bank of Israel’s key rate was increased by four percentage points during the first two weeks of November 1998, following growing evidence that the prevailing rates would not be sufficient to prevent the price shock from evolving to a new, higher inflation rate. The sharp increase in interest rates succeeded in reversing the depreciation of the NIS and led to a restoration of low inflation from 1999 through 2001. The Bank of Israel has gradually reduced its key rate since then, but awareness of episodes in 1993 and 1995, when the Bank of Israel eased rates too soon to lock in low inflation, has led to a more cautious approach. Thus, while the inability to hit the target inflation rate in recent years was caused in part by unexpectedly low commodity price increases and unexpected appreciation of the NIS, the need for caution given Israel’s inflation history also played a role. By the end of 2000, the Bank of Israel’s key rate stood at 8% and it was reduced further to 5.8% by early December 2001.

In the last week of December 2001, the key rate was reduced by two percentage points, to 3.8%. This exceptional one-time measure was made possible by a combination of several factors: (i) apparent readiness on the part of the Government to cut budget expenditures relative to the level initially approved and to return to a declining deficit path in 2002 through 2005; (ii) the Government’s decision to take steps in the financial sphere, such as eliminating the ceiling on the issuance of treasury bills, making the exchange-rate band more flexible and completing the cancellation of foreign currency control by expanding possibilities for institutional investors to diversify their asset portfolio abroad; and (iii) assessments regarding the moderation of actual and expected inflation, after the acceleration in the third quarter of 2001, as well as the exacerbation of the economic slowdown. The object of these shifts in the instruments of economic policy was to help the economy cope with the recession that has resulted from the worldwide economic slump, and in the U.S. in particular, as well as from the tense situation with the Palestinian Authority.

In the first half of 2002, in light of an ongoing swift exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the monetary interest rate by 5.3 percentage points, from 3.8% at the end of December 2001 to 9.1% in July 2002. Most of the increase in the interest rate (cumulatively 4.5 percentage points) was made in June and July. Following the Government’s decision to adjust the State budget, the upsurge in the exchange rate and prices was halted. During the second half of the year, prices rose by only 0.4% in annual terms. From August 2002 until the end of the year, the Bank of Israel left the interest rate at 9.1%, due to the assessment that this rate would be adequate to restore price stability. In the first seven months of 2003, the Bank of Israel lowered the interest rate to 7.5%, which is the rate for July 2003.

Table No. 22

Selected Interest Rates

	(Short-Term Local-
	Currency to the Public)

	Overdraft	Term	Average Cost of	Self-renewing Overnight
	Facilities	Credit	Monetary Loans(1)	Deposits (CDs)(2)

1998	18.3%	14.7%	12.0%	10.3%
1999	19.1	14.9	12.4	10.7
2000	15.8	11.6	9.3	8.0
2001	13.7	8.8	6.6	5.6
2002	13.6	8.6	6.8	5.8

(1)	The weighted average of the marginal cost of monetary loans of various maturities.

(2)	Excluding large negotiable SROs (self-renewing overnight, local currency, interest-bearing deposits).

Source: Bank of Israel.

Table No. 23

Monetary Indicators

	1998	1999	2000	2001	2002

Monetary aggregates (average) (1)(8)
M1(2)	12.0	9.6	11.0	14.2	15.6
M2(3)	22.7	21.1	20.7	17.2	3.1
Public sector injection/GDP(4)	0.5	1.0	(0.6)	(0.6)	(1.2)
Bank of Israel injection/GDP(5)	(0.7)	(0.1)	0.6	1.6	1.9
Bank of Israel foreign currency sales to the private sector/GDP	0.4	0.0	0.0	0.0	0.0
Nominal interest rate
SRO (CD)(6)	10.3	10.7	8.0	5.6	5.8
Unrestricted credit (7) (8)	16.2	16.4	12.8	10.0	9.9
Currency-basket interest rate (average)(9)	4.9	4.5	5.6	3.7	2.1
NIS/currency basket (during period)(1)	20.6	(2.5)	(6.3)	3.7	14.2
Real yield to maturity on 5-year bonds	5.1	5.6	6.0	4.9	4.8
Nominal yield on equities (during period)(10)	2.9	65.7	0.5	(6.9)	(20.2)
Nominal GDP (average)(1)(11)	10.1	9.2	8.8	1.2	3.3

(1)	Percentage change over previous period (average).

(2)	Currency in circulation plus demand deposits.

(3)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.

(4)	Contributions to monetary expansion. The change observed with respect with past reports is due to the fact that the redemption of Government bonds held by the Bank of Israel is no longer considered as part of the public sector injection. The change is retroactive as of 1995.

(5)	From 1995 includes SWAP transactions.

(6)	Self-renewing, overnight deposit.

(7)	In local currency.

(8)	Includes mortgage banks.

(9)	Weighted average of three-month LIBID.

(10)	Includes convertible securities and warrants, as adjusted for dividends and stock splits.

(11)	Updated to March 2003.

Source: Bank of Israel.

Banking Institutions

Israel has a highly developed banking system. In 2002 there were 41 banking corporations operating in Israel, including 22 commercial banks, seven mortgage banks, one investment-finance bank, five financial institutions, one merchant bank, two joint-service companies, and three foreign banks. The total assets of banking corporations remained stable at NIS 793 billion at the end of 2002 (a 0.03% annual decrease over the previous year). With regards to the distribution of assets by currency, the local currency assets of the banks declined by 3% due to the rise in inflation, while their foreign currency assets rose by 4% because of the local currency depreciation. The number of domestic bank branches was reduced from 1,013 in 2001 to 991 in 2002.

Israeli banks have maintained a relatively high rate of profitability since 1992. However, the economic slowdown that affected the economy in the last two years impacted markedly on the banks’ performance. Especially notable was the rise in loan loss provision, which was 1.3% of outstanding credit in 2002, compared with 0.9% in 2001. As a result, in 2002 banks reached a profitability of about 2.8%, compared to an average of 9.3% over the last decade.

Three banks, Bank Leumi Le-Israel, Bank Hapoalim and Israel Discount Bank, and their subsidiaries, account for approximately 80% of the banking business in Israel. Prior to 1993, Israeli banks were permitted to conduct (in addition to traditional banking activities) a variety of non-banking activities, including underwriting securities, operating provident funds, intermediation and trading in securities. Currently, banks are permitted to conduct such activities only through segregated non-bank subsidiaries. As part of recent banking reforms, distinctions between commercial banks and specialized banks (such as mortgage banks) are gradually being eliminated. Until the mid-1980s, the role of financial intermediation by banks and other private-sector financial institutions was limited due to large Government borrowings to finance the Government’s activity, which severely limited the availability of capital resources. The reduction in Government deficits and borrowings since that time, along with capital market reforms, have significantly increased the availability of capital resources to the private sector, giving the banks a larger role in the financial system.

All Israeli banking groups and every banking corporation must satisfy the minimum capital adequacy requirement of 9% prescribed by the Bank of Israel in accordance with international standards.

In 2002, there was a rise in the risk-weighted capital ratio. The average ratio for the five major banks was 9.9%, compared to 9.1% in 2001.

The banking reforms included the reduction of reserve requirements to which the public’s deposits are subject. Since the end of 1992, all types of deposits are subject to a nominal primary reserve requirement of 6% on deposits with maturity up to six days, 3% on deposits with maturity up to a year and 0% on longer-term deposits. In 2002, the secondary reserve requirement on foreign currency deposits was gradually lowered, after which the reserve requirement on these deposits will be only the primary reserve requirement. In addition, banking reform has included the elimination of most restrictions on interest rates and minimum terms of indexed deposits and credit, and the removal of the prohibition against the issuance and trading of certain types of derivatives. The deregulation of bank activity, together with the liberalization of foreign exchange, helped to reduce the segmentation between different types of financial intermediation and augmented the substitutability between different types of credit.

The liberalization of foreign exchange narrowed the gaps between domestic interest rates on foreign-currency denominated instruments and interest rates prevailing abroad, and also worked indirectly to lower interest rate spreads in the local currency sectors. As a result, the cost of credit in Israel has decreased faster than has interest on deposits, causing interest-rate spreads to contract significantly during the 1990s.

Another main aspect of the banking reforms is the privatization process, which received special emphasis in recent years (see “The Economy—Role of the State in the Economy”). The State sold all of its shares in Bank Hapoalim, the largest bank in the Israeli banking system. As of December 31, 2002, the State owns 41.13% of Bank Leumi Le-Israel and 57.09% of Israel Discount Bank. In 2002, Bank Leumi offered options to the public and shares to employees via prospectus. After all the options are exercised, the Government will hold 35.26% of Bank Leumi’s capital.

In past years, Israeli banks have had a large number of significant non-bank holdings in various sectors of the Israeli economy. In the last three years, the banks have been engaged in the process of reducing their holdings in non-financial firms. As a direct result of a joint report issued by three committees in December 1995, the Knesset approved an amendment to the Banking Licensing Law in May 1996, which, inter alia, provided for the following: (i) total non-financial holdings by the banks will be restricted to 15% of each bank’s capital after 2001; (ii) the percentage of such holdings can be augmented by an additional 5%, provided the holdings in each non-financial corporation are no more than 5% of the bank’s capital, and can be augmented by an additional 5% if the investment is in a foreign corporation; and (iii) after 1997 the bank is authorized to hold a controlling interest in only one non-banking corporation in which its capital exceeds NIS 1.25 billion.

Table No. 24

Assets, Liabilities and Equity Capital of the Five Major Banking Groups
(in millions of NIS at constant December 2002 prices)

	At Year End

	1998(1)		1999(1)		2000(1)		2001		2002

Assets
In local currency	NIS	385,080	NIS	426,156	NIS	460,276	NIS	481,531	NIS	464,489
In foreign currency		231,638		262,557		284,777		314,054		328,465

Total assets		616,718		688,713		745,053		795,585		792,954

Liabilities and Equity Capital
In local currency		397,919		446,156		482,722		508,571		487,519
In foreign currency		218,799		242,557		262,331		287,014		305,435

Total liabilities and equity capital		616,718		688,713		745,053		795,585		792,954

Equity capital		32,803		34,543		36,882		38,836		38,688

(1)	The division into local and foreign currency for 1998, 1999 and 2000 was adjusted according to the published financial statements for those years.

Source: Bank of Israel; Supervisor of Banks.

Capital Markets

Israel’s capital markets and the laws regulating them are highly developed. The principal regulatory body responsible for administering the Israeli securities laws is the Israel Securities Authority (“ISA”). ISA’s main function is to protect the interests of investors by overseeing the activities of the TASE, supervising public securities offerings, and mandating disclosure of material information by listed companies by means of publications such as prospectuses, financial reports and other periodic reports. A company whose securities have been offered to the public in Israel by prospectus or whose securities are traded on the TASE is required to file quarterly and annual reports and certain current event reports with the ISA, the TASE and the Registrar of Companies. These reporting requirements are enforceable by the Israeli courts upon the application of the ISA, which also has the power (under certain conditions) to direct the TASE to suspend trading of a company’s securities.

The TASE is the only stock exchange and the only public market for the trading of securities in Israel. The TASE has 27 members and, as of December 31, 2002, 624 companies had equity securities listed on the TASE. The total market value of all listed equity securities as of December 31, 2002, was $42.6 billion, and the annual trading volume for equity securities in 2002 was $12.7 billion.

The Government bond market in Israel is highly developed, and Government bonds account for the vast majority of publicly issued debt securities. In 2002, the Government raised a net amount of $9.5 billion, mostly through non-indexed bonds. The bond market in Israel has been a growing source of capital for Israeli corporations. In 2002, the amount of capital raised through eight bond issues by the corporate sector totaled $999 million.

In recent years, the role of institutional investors in the Israeli capital markets has increased significantly. The principal types of institutional investors are provident funds (long-term savings), severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds, and a variety of life insurance savings schemes. As of December 31, 2002, assets held by provident funds, severance pay funds and advanced study funds totaled $35.1 billion, assets of life insurance saving schemes totaled $18.1 billion and assets of mutual funds totaled $9.7 billion.

Active involvement of foreign investors in the TASE began in 1994. In 2002, international holdings increased to 10% of the total market capitalization, compared to 8.7% in 2001.

All shares, convertibles, treasury bills, government bonds and derivatives are traded via TACT, the TASE’s fully automated trading system. The Dual Listing Law enables U.S.-traded Israeli companies to dual-list on the TASE with no additional regulatory requirements. As of December 31, 2002, twenty U.S.-traded Israeli companies have dual-listed on the TASE, based on the new regulatory framework.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The public sector in Israel is defined by Israel’s Central Bureau of Statistics as the central Government, the Bank of Israel, and the National Institutions. The public sector does not include the local authorities or Government Companies. The Government’s annual budget covers the expenditures and revenues of the Government only, and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, the Bank of Israel, or surpluses and deficits of Government authorities, such as the Post Authority, the Airports Authority, and the Ports and Railways Authority.

The Budget Process and Deficit Reduction

The Government’s fiscal year ends December 31. The Government’s annual budget process is generally initiated in June by the Budget Department of the Ministry of Finance, which coordinates budget discussions with the various Government ministries. During September and October, the details of the budget are finalized within the Government. No later than 60 days before the end of the fiscal year, a budget bill, together with supporting information, is required to be submitted to the Knesset for its approval. At the time the Government submits the annual budget to the Knesset, it is required by law to submit a three-year projected budget, which is non-binding and does not require Knesset approval. No later than the end of the year, after discussions with respect to the proposed annual budget before the Finance Committee of the Knesset by the relevant Government Ministers and officials, the annual budget law is required to be approved by the Knesset.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. This law required that the targeted domestic budget deficit (excluding credit granted by the Government), as a percentage of GDP, decrease each year during the period between 1993 and 1997, as compared to the targeted domestic budget deficit (excluding credit granted by the Government) for the preceding year. The amount of the year-to-year decrease was not specified. However, in 1996, the Government submitted a new Deficit Reduction Law, which was approved by the Knesset in January 1997. This new law contained specific targets for the total deficit for each year until 2001, rather than targets for the domestic deficit only, as under the previous law. In recent years, the Government submitted amendments to the Deficit Reduction Law, which were approved by the Knesset, with new specific deficit targets. According to the most recent amendment approved by the Knesset on June 5, 2002, the total budget deficit, as a percentage of GDP, will be targeted not to exceed 3.0%-3.5% in 2003 and 2.5%-3.0% in 2004. During the deliberations over the 2003 State Budget, the Government stipulated that the deficit in 2003 would not exceed 3.0%. Moreover, from 2004 onward, the budget deficit target will be reduced by at least 0.5% a year, down to 1% of GDP. This amendment was required as a result of a sharp decrease in activity within the Israeli economy, caused by a world economic slowdown, a severe crisis in the high-tech sector and the deterioration of security conditions in Israel, which led to a substantial decrease in state revenues collection. Moreover, the deterioration of security conditions has resulted in the need for an increased security budget.

Unless the Knesset approves an increase in budgeted expenditures, no ministry in the Government may spend any amount in excess of its budget. However, budgeted amounts that are not spent by the Government in any given year may, upon notice to the Finance Committee of the Knesset, be spent in the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit missed the targeted deficit because Government revenues or the actual GDP are different than anticipated. The Government finances its deficits through a combination of internal and external indebtedness and proceeds from privatization. (See “Public Debt.”)

From 1992 through 1996, the domestic deficit, excluding net allocation of credit, was 4.9%, 2.4%, 2.0%, 3.2%, and 4.7% of GDP, respectively, in comparison with domestic deficit targets of 6.2%, 3.2%, 3.0%, 2.75%, and 2.5%, respectively. In 1997, as stated, the Government decided to replace the domestic deficit target with a total deficit target. From 1997 through 2002, the total deficit, excluding net allocation of credit, as a percentage of GDP was 2.8%, 2.4%, 2.5%, 0.7%, 4.5% and 3.8%, respectively.

The Government met its revised budget deficit target for 2002 despite lower than expected revenues, which partially stemmed from the decrease in tax collections due to the decline in wages and purchase of durable goods by consumers, and increased defense expenditures in 2002. This was made possible as a result of a number of budget adjustments made during the year. The adjustments included a cut of NIS 6 billion in government expenditures, a 1% increase in value added tax (“VAT”) (to 18%) and the abolishment of the income ceiling for the National Insurance contributions and health tax.

The Original State Budget for 2003 was NIS 269.9 billion and the deficit target for 2003 was 3.0% of GDP. The main components of the 2003 budget are the implementation of the June 2002 tax reform program, an increase in infrastructure investment, a NIS 8.7 billion cut, the implementation of budgetary reforms in the Ministry of Defense, and the implementation of certain labor market reforms. The 2003 original State Budget forecasts revenues and grants to Israel equal to NIS 189.9 billion and gross expenditures and lending by Israel equal to NIS 201.7 billion.

In early 2003, as a result of further declines in tax collection, the Government deficit had substantially increased. In order to meet the deficit target, a comprehensive economic plan was submitted to the Knesset. The comprehensive economic plan includes NIS 11 billion estimated budget adjustments, which consist mostly of budget cuts and significant long-term structural economic reforms that will support rapid recovery and long-term sustainable growth. The reforms are intended to reduce the size of the public sector and reduce wages, accelerate the implementation of the tax reforms, add restrictions on private bills with fiscal consequences, reform pension funds, reform the capital markets, enhance privatization of Government companies, and improve the investment infrastructure. Labor unions in Israel held general strikes in May 2003 to protest the comprehensive economic plan, particularly the public sector wage and job reductions and the pension fund reform, but the Ministry of Finance reached an agreement with the labor unions on public sector wage and job reductions prior to the

Knesset’s adoption of the comprehensive economic plan on May 28, 2003. The comprehensive economic plan is currently being implemented.

The following tables set forth the Government deficit and its financing on a total and domestic basis. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Tables 25 and 26 present the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII; Table 28 presents the budget net of these expenditures.

Table No. 25

The Budget Deficit and Its Financing
(in thousands of NIS at current prices)

	Actual	Actual	Actual	Actual	Original
	1999	2000	2001	2002	Budget 2003

Revenues and Grants
Tax revenues	NIS 127,887,996	NIS 146,589,004	NIS 147,467,885	NIS 148,931,068	NIS 159,586,349
Non-tax revenues	30,778,545	31,298,244	24,627,640	34,624,934	37,590,069
Foreign grants	11,048,502	11,588,028	9,755,289	15,011,043	13,463,840

Total	169,715,043	189,475,276	181,850,814	198,567,045	210,640,258

Gross Expenditure and Lending
Current and capital expenditures	80,259,977	88,557,489	94,736,765	109,676,382	102,962,482
Transfer payments and subsidies	64,539,028	65,937,377	70,788,547	71,162,789	74,008,396
Interest payments and commissions(1)	24,972,911	27,795,386	27,949,995	27,716,906	33,289,208
Loans	3,715,087	3,657,136	3,636,029	3,244,004	5,074,063
Other expenditures	5,240,435	4,927,892	5,239,796	3,672,930	10,583,421

Total	178,727,438	190,875,280	202,351,132	215,473,011	225,977,261

Surplus (Deficit)	(9,012,395)	(1,400,004)	(20,500,318)	(16,905,966)	(15,337,003)

Financing
Foreign borrowings(2)	6,727,569	5,706,518	5,949,815	8,150,584	16,858,777
Foreign loan repayments	7,008,338	6,457,465	8,867,612	10,157,159	16,858,777

Foreign financing (net)	(280,769)	(750,947)	(2,917,797)	(2,006,575)	0

Domestic borrowings	38,441,823	31,591,450	52,716,553	59,329,645	52,150,019
Domestic loan repayments	30,979,270	(408,571)	35,954,213	33,436,265	38,313,016

Domestic financing (net)	7,462,553	32,000,021	16,762,340	25,893,380	13,837,003

Proceeds from Privatization	2,121,565	2,889,053	171,869	429,914	1,500,000
Cash Balance of the Government (at end of period)(3)
Deposits in NIS	(13,378,000)	(13,921,000)	(14,750,000)	(12,220,000)
Deposits in foreign currency included in budget	6,318,000	6,817,000	2,908,000	2,405,000
not included in budget	13,783,000	14,224,000	16,101,000	17,967,000

Total deposits in foreign currency	20,101,000	21,041,000	19,009,000	20,372,000

Total	6,723,000	7,120,000	4,259,000	8,152,000

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.

(2)	Excludes proceeds borrowed under the U.S. loan guarantee program which are not used for budget financing.

(3)	Include the accounts of NII.

Source: Ministry of Finance and Bank of Israel.

Table No. 26

The Domestic Budget Deficit and Its Financing
(in thousands of NIS at current prices)

	Actual		Actual		Actual		Original Budget		Original Budget
	1999		2000		2001		2002		2003

Revenues and grants	NIS	153,456,110	NIS	176,278,121	NIS	170,018,810	NIS	185,380,392	NIS	189,937,046
Gross expenditure and lending
Current and capital expenditures		71,400,403		80,912,625		84,989,979		86,431,872		88,467,162
Transfer payments and subsidies		64,539,028		65,937,377		70,788,547		75,239,001		74,000,096
Interest payments (including credit subsidies)		19,167,849		21,606,855		21,867,826		22,542,201		24,661,849
Loans		3,715,087		3,657,136		3,636,029		5,002,303		5,074,063
Other expenditures		5,240,435		4,927,892		5,239,796		9,359,052		10,651,412

Total		164,061,334		177,026,237		186,527,176		197,638,540		201,702,510

Domestic surplus (deficit)		(10,605,224)		(748,116)		(16,508,366)		(12,258,148)		(11,765,464)

Financing
Domestic borrowings		38,441,823		31,591,450		52,716,553		47,567,031		52,150,019
Domestic loan repayments		30,979,270		32,000,021		35,954,213		34,206,108		38,313,016

Domestic financing (net)		7,462,553		(408,571)		16,762,340		13,360,923		13,837,003

Source: Ministry of Finance.

Taxation and Tax Revenues

In 2002, the Israeli total tax burden fell to 40.1% of GDP, compared to 40.7% in 2000 and 2001. The decrease in the tax burden came as a result of ongoing economic recession.

Israel has a progressive personal income tax with a top rate of 50%, supplemented by a 15% National Insurance fee (including the health tax and the employer’s contribution) and a 36% corporate tax rate.

Indirect taxes consist primarily of an 18% VAT. In addition, a high purchase tax is levied on durable goods, fuel and cigarettes. Imports from the European Union and the United States are duty-free, whereas customs are applied on imports from other countries.

In recent years, further changes to the tax system were adopted to integrate Israel more firmly into the global economy. As part of this policy, custom duties on imports continued to decline. Decisions made under GATT in 1994, with respect to reducing duties on agricultural products, went into effect on January 1, 1996. Israel has signed free trade agreements with Canada,

Slovakia, the Czech Republic, Turkey, Poland and Mexico, which lowered custom duties on imports from these countries.

On January 1, 1995, a double taxation treaty with the United States went into effect. This treaty governs the income taxation of residents of the United States or Israel, as the case may be, who conduct business or otherwise derive income in the other country subject to the treaty jurisdiction. Among other things, the treaty provides for reduced rates of withholding tax on certain nonbusiness income, such as dividends, interest, and royalties, that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism, and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

In January 2003, Israel implemented a comprehensive multiyear reform of the direct-tax system. In the first stage, direct taxes on labor were reduced while the tax burden on capital income and income from foreign sources was increased. In the next three years, taxes on labor (income tax and social security tax) will be further reduced to a maximum of 49%. This tax reform program comes after the implementation of a previous tax reform program focusing on the real estate sector.

Table No. 27

Budgeted Taxes and Other Compulsory Payments
(in millions of NIS at current prices)

	Actual	Actual	Actual	Original	Original
	1999	2000	2001	Budget 2002	Budget 2003

Income tax	NIS 60,471	NIS 75,589	NIS 76,111	NIS 76,250	NIS 72,720
Property, inheritance and other taxes	9,218	9,299	8,865	12,200	12,580
Customs, excise and sales tax	17,155	18,087	17,161	17,900	19,920
Value added tax	37,304	39,657	40,786	43,780	48,986
Revenue stamp, license and registration fees	3,740	3,957	4,545	5,207	5,380

Total	127,888	146,589	147,468	155,337	159,586

Source: Ministry of Finance.

Table No. 28

Government of Israel Statement of Net Expenditures
(excluding capital expenditures)
(in millions of NIS at current prices)

	Actual	Actual	Actual	Original	Original
	1999	2000	2001	Budget 2002	Budget 2003

Government Expenditures:
Government administration	NIS 14,221	NIS 15,856	NIS 17,324	NIS 18,101	NIS 20,580
Local authorities	4,482	4,442	4,364	4,297	4,204
Defense	37,747	40,165	42,900	41,087	41,557
Social services	65,414	67,895	74,485	79,805	79,394
Economic services	9,611	9,125	9,185	9,336	8,751
Interest payments	24,930	27,748	27,898	28,948	33,250
Credit subsidies	43	48	44	24	39
Reserves	—	—	—	3,334	4,480

Total expenditures (other than capital expenditures)	156,448	165,279	176,200	184,931	192,255

Development and Capital
Account Expenditures:
Development expenditures (including repayments of debt)	52,366	51,637	60,754	64,676	75,868
Repayments of debt	42,737	43,378	50,051	50,521	61,343

Source: Ministry of Finance.

Government Budget for 2003

The original State budget for 2003 was NIS 269.9 billion. Government expenditures (excluding principal) are NIS 226 billion. Budget expenditures (excluding principal and including Government hospitals) are 45.1% of the projected 2003 GDP.

The main goals of the 2003 budget are to stabilize the economy, reverse the economic slowdown in the short term and create conditions that will enable the economy to return to a sustainable growth trajectory. Another major goal is to reduce unemployment, which has risen sharply due to the slowdown in economic activity.

Budget framework. The 2003 budget emphasizes reducing the Government deficit and expenditures relative to GDP, compared to 2002, avoiding increasing taxes and reducing Government debt as a percentage of GDP.

Increased infrastructure investment. The 2003 budget increases Government investments in infrastructure by NIS 1.0 billion relative to the 2002 budget. Of this amount, NIS 500 million is earmarked for transportation infrastructure. Under a five year plan to increase investment in infrastructure, NIS 1 billion will be added to infrastructure budget in each of the next five years. The Government will also continue to cooperate with the private sector to promote infrastructure projects. This increase in investment in infrastructure is expected to play a significant role in stimulating economic activity, reducing travel time between the center and the periphery of the country, and mitigating unemployment.

Reduced defense budget. The Government decided to subject the defense budget to efficiency measures in order to optimize the use of budget resources while reducing the defense budget by NIS 1 billion in 2003, NIS 2 billion in 2004 and NIS 3 billion in 2005.

Reform in the Labor Market and Streamlining of Transfer Payments. Stimulating employment among people of working age who are not employed is of paramount importance to the Government. The 2003 budget includes measures to stimulate employment that focus on two main areas: reducing the number of foreign workers employed in Israel in order to transfer jobs to Israeli citizens and encouraging populations dependent on Government assistance to integrate into the labor market.

Tax reform. The new tax reform program was approved by the Knesset in June 2002 and took effect in January 2003. Tax reform goals include lowering the tax burden, especially for the middle class, and broadening the tax base for capital and external income. The tax reform program includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for investments in the high-tech sector. The measures approved as part of the tax reform are expected to facilitate the creation of a more equitable tax system, stimulate employment and economic growth, and expedite Israel’s integration into the global economy. Initially, tax rates on individuals were to be reduced over a five-year period, with final rates taking effect on January 1, 2008. As part of the Government policy to reduce the tax burden on income from personal labor and to encourage productive activity this period has been shortened so that final rates will take effect on July 1, 2005. As of that date, the maximum overall tax rate (which includes income tax and national insurance) on income from personal labor will be a maximum of 49%.

Pension Plan Reform. The pension system in Israel is experiencing large actuarial deficits, although less than in other European countries. Currently, most of the assets of the pension funds are invested in designated Government bonds which bear interest at above-market rates. The Government intends to move towards professional, private sector management of the funds and take steps to assist the funds in entering the capital markets, by removing current restrictions on the funds which require investment of large percentages of the funds’ assets in designated Government bonds. In addition, the Government intends to introduce other reforms, including a uniform method of calculating wages, increasing employee and employer contribution rates and raising the retirement age.

Adjustments to National Insurance Payments. There are several steps which have been proposed to reduce payments made by the National Insurance Institute. These include reducing payments to those injured at work by 10%, limiting the maternity grant to the first birth in a family, and canceling discounts given to long term recipients of subsistence allowance, with the exception of senior citizens who receive pensions. In addition, the child allowance which currently increases with the fifth child will be adjusted so that the allowance paid for each additional child will be equal to the amount paid for the first child.

The 2003 budget also included measures to downsize and streamline general Government expenditures, enhance competitiveness in various industries and convert the Railways Authority into a state-owned company.

Local Authorities

Local authorities in Israel include 69 municipalities, 143 local councils, and 54 regional councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of Interior. As of December 31, 2001, the total outstanding debt of the local authorities was approximately NIS 13.56 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The aggregate of the capital expenditures of all local authorities in 2001 was approximately NIS 7.5 billion, most of which was for construction of roads and public buildings and improvements of sewage systems. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities.

In March 2003, the Government decided to dramatically decrease the number of the local authorities over the next three years.

Social Security System

National Insurance Law. Under Israel’s National Insurance Law, the NII, an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits, and child support payments. In 2002, total expenditures by the NII were NIS 47.3 billion. The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government required according to the National Insurance Law, and interest income on deposits representing surplus from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2002, the Government’s transfer payments to the NII and the Government’s share of the NII provision for non-contributory payments totaled NIS 11.1 billion and NIS 8.8 billion, respectively. The aggregate amount of Government transfer payments to the NII in the 2003 budget is NIS 21.1 billion, compared to an actual total government transfer of NIS 23.5 billion in 2002.

Health Care. Israel has an advanced medical system, with a ratio of one doctor for approximately every 300 people. Until 1993, the health organization operated by the Histadrut provided health care for more than 70% of the Israeli population. In 1994, as a result of significant deficits experienced by the Histadrut-sponsored health care organization, the Government implemented a recovery program for this organization, after which other health care organizations increased their share of the health care market. There are currently four public health insurance organizations in Israel. Under the 1994 recovery program, the Government agreed to make transfer payments to those organizations in an aggregate amount of approximately NIS 2.4 billion (in 1994 prices) over a multi-year period. In 1994, the Government also enacted new health care legislation that came into effect in 1995, which instituted a new health care tax at a rate of 4.8% of an individual’s gross salary to fund part of the health care benefits, with the remaining part being funded by the Government. The 1995 law, which provides equal health care services to all Israeli citizens and residents, has reformed the Israeli health care system in many aspects. Under this law, every resident of Israel is entitled to a wide range of medical benefits. In 1996, in order to curb the increase in the number of hospitalization days, the Ministry of Finance initiated a ceiling mechanism. The new mechanism provides an income ceiling for each hospital from each public health insurance organization. For every additional NIS beyond this ceiling, the public health insurance organization receives a discount from the hospital (since 1997 the discount rate has been 50%). In 1997, the Government enacted legislation in order to enhance efficiency in the health care market. The legislation reflects some of the structural changes proposed by the Ministry of Finance. These changes are mainly related to the framework of health funds under the national health care law, expanding their flexibility, authority and responsibilities, and thereby giving them incentives to make their services more efficient. Additional changes are related to the reduction of systematic redundancies and introduction of bookkeeping arrangements among agencies in the system, leading to resource savings and greater efficiency. As a result of these changes, the health funds reduced their expenditures in 1998 and 1999, and their budget deficit decreased from NIS 1.6 billion in 1997 to NIS 0.4 billion in 1998 and NIS 0.3 billion in 1999. In 1998, due to long waiting periods for surgical operations, new health care corporations, alongside the Government-owned hospitals, were established. These corporations operate the Government-owned hospitals beyond regular operating hours, and each hospital has been given a share of the income from the fees that are paid by patients in return for the use of the hospital’s facilities.

In 2002, after confirmation of new regulations by the Knesset, the Government started to regulate the financial relations between the health care corporations and the hospitals . The Government currently developed an arrangement that will allow patients to choose a physician in the health care corporations alongside the government-owned hospitals.

In addition, the Government decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform is to be implemented in 2003.

In 2003 the Government intends to begin converting the 11 Government-owned hospitals into non-profit self-managing organizations or corporations owned by the public health insurance organizations. In addition, three of the five geriatric medical centers owned by the Government are to be privatized. Responsibility for the psychiatric and public health services are to be transferred from the Government to the health insurance organizations. These structural reforms are expected to make the Israeli health system more effective, to decrease the Ministry of Health’s involvement in providing service and to increase its regulatory authority.

The 2003 Government health care budget is approximately NIS 20 billion. Health care expenditures will constitute 9.2% of Israel’s GNP in 2003.

Pension Funds

Pension funds, along with life insurance policies and provident funds, are the principal instruments in Israel for the accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to a collective agreement between the pension fund, the employer (or a representative organization for such employer), and the representative organization for such employees. These agreements require that the employer and the employee make contributions to the pension fund. At retirement age (or other insurable event), each employee becomes entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older, mostly unbalanced defined benefits pension fund and a newer, balanced defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive plan of recovery for existing pension funds. The primary elements of the new Government policy are that: (i) the then-existing pension funds would be closed to new participants, but existing participants will continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance is empowered by the Government to draft recovery plans for pension funds in actuarial deficit positions, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, is authorized to continue to issue special bonds to pension funds in actuarial deficit for an interim period; (iv) new members enrolling in pension programs will join newer, actuarially balanced funds that will operate separately and independently from existing funds, while benefits payable by the new pension funds will be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds; and (v) the Government will issue special bonds, bearing interest at above-market rates (real rate equal to approximately 5% per annum), to each new pension fund with respect to 70% of its assets, provided the contributions made to any such fund are made with respect to wages not exceeding twice the amount of the average market wage. The portion of the newer pension funds’ assets that is not invested in special bonds will be invested in the Israeli capital markets.

Currently, approximately 85% of all assets held by Israeli pension funds are held in pension funds controlled and operated by the Histadrut, and approximately 30% of the workers in Israel participate in these funds. Generally, pension funds are funded through employer and employee contributions and are supported by the Government through significant tax benefits and special non-tradable bonds. The Government issues non-tradable bonds bearing real rates of 5.05% per annum to the newer pension funds and non-tradable bonds bearing real rates of 5.57% per annum to the older pension funds. Since 1995, approximately 70% of the assets of all newer pension funds are invested in such special bonds (as compared to 93% in older pension funds). During the period 1992 through 1994, the average annual above-market component of the interest paid on these special bonds (as compared with comparable Government bonds issued in the market) was approximately 2.5%. The spread for existing funds decreased to 0.5% in 1998, 0.5% in 1999, 0.25% in 2000, 0.8% in 2001 and 0.6% in 2002. For newer pension funds, after three continuous years of zero percent spread in 1998, 1999 and 2000, the spread was 0.3% in 2001 and 0.07% in 2002. Historically, all Israeli pension plans have been managed as non-profit organizations. In recent years, however, for-profit organizations have also begun to get involved in the operation of pension funds.

Public sector employees are presently participating in an unfunded Government pension plan mandated by the State Service (Benefits) Law. The actuarial liabilities of the Government with respect to pension benefits payable under this plan were approximately NIS 237.1 billion as of December 31, 2001. The Government signed an agreement with the Histadrut that provides that new Government employees will not participate in the existing unfunded Government pension plan, but will instead participate in the new funded pension plans (described above), to which the Government will make contributions on their behalf in the same manner as any other employer. This agreement prevents the participation of additional employees in the unfunded Government pension plan and is expected to reduce the actuarial Government liabilities in the long run.

The Government has taken a number of concrete steps to reform pension plans. Under the pension plan reform, the Government will take immediate responsibility for the old pension funds, appoint managers from the private sector to manage the funds, and introduce uniform regulations for all funds. The Government intends to introduce a uniform method of calculating wages, increasing employee and employer contribution rates and raising the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government will cease issuing certain types of designated Government bonds which the old pension funds are heavily invested in, and remove restrictions on both old and new funds which require a high percentage of assets to be invested in designated Government funds. The funds’ assets will then be diverted to investments in the capital markets. As of December 2002, the estimated actuarial deficits of the pension fund are NIS 130 billion. The pension fund reform was designed to resolve these actuarial deficits. According to the economic plan, the Government will bear the obligation for approximately NIS 73 billion in the next 35 years. The funds will make up the remainder of the deficit by adjusting members’ benefits based on available funds.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the internal and external debt of the public sector. Net public debt as of December 31, 2002 was NIS 430.8 billion (86.9% of GDP) of which NIS 12.7 billion was foreign debt, compared to net public debt of NIS 393.7 as of December 31, 2001. Despite the increases in the last two years, net public debt as a percentage of GDP has generally declined over the last ten years.

Table No. 29

Net Public Debt(1)
(at end-of-year current prices in billions of NIS)

	Year

	1998	1999	2000	2001	2002

Domestic(2)	NIS 326.4	NIS 353.5	NIS 356.9	NIS 379.7	NIS 418.1
External(3)	17.5	16.9	14.4	14.0	12.7

Total	344.0	370.4	371.2	393.7	430.8

(1)	The net public debt includes debt of local authorities, except the local authorities’ debt to the central Government.

(2)	In 2002, the domestic net public debt increased in real terms (at 2000 constant prices) by 4.2% to NIS 418.1 billion.

(3)	External public debt equals the Government’s foreign liabilities less foreign reserves (change in foreign reserves less repayment of principal). The local authorities debt and the external debt are estimates (based on the data for September 30, 2002).

Source: Bank of Israel.

Table No. 30

Ratio of Net Public Debt to GDP
(percentage of GDP at end-of-year prices)

	Year

	1998	1999	2000	2001	2002

Domestic	80.1%	78.9%	76.4%	82.1%	84.3%
External(1)	4.3	3.8	3.1	3.0	2.6

Total	84.4	82.6	79.4	85.2	86.9

(1)	External public debt equals the Government’s foreign liabilities less foreign reserves (change in foreign reserves less repayment of principal).

Source: Bank of Israel.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as the Government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector. The net public debt includes debt of local authorities, except the local authorities’ debt to the central Government. In 2002, the domestic net public debt reached NIS 418.1 billion.

Table No. 31

Annual Domestic Government Debt Issuances
(gross proceeds in billions of NIS)

	Year

	1998	1999	2000	2001	2002

Total Issuances
Tradable	NIS 25.1	NIS 26.5	NIS 20.8	NIS 39.5	NIS 44.9
Non-tradable	10.7	11.4	10.6	13.0	12.4

Total	35.8	37.9	31.4	52.5	57.3

Average Maturity (in years)
Tradable	5.9	6.3	8.0	9.1	8.7
Non-tradable	14.3	14.5	14.3	14.6	14.5
All	9.4	8.6	10.8	10.7	9.4

Source: Bank of Israel.

External Public Debt

Except as otherwise specified, and for the purposes of presenting the statistical data in this report, public sector external debt means all debt of the public sector that is required to be paid in a currency other than the NIS, excluding any indebtedness originally issued within Israel or to an Israeli person or entity. On December 31, 2002, Israel had no external short-term floating rate indebtedness. The Government is the principal public sector borrower. In 2002, the public sector’s share of Israel’s gross external debt was 40.87%, a decrease of 0.84% from 2001, continuing a declining trend which began in 1994. The share of the Government’s gross external debt of its total (external and internal) debt was 25.9% in 2002, compared to 26.9% in 2001 and 26.5% in 2000.

Total public sector external debt in 2002 was $27.05 billion, an increase of $0.3 billion from the 2001 level, compared to an increase of $4.3 billion during the years 1994 to 1998. Total assets of the public sector in 2002 were $24.6 billion, a slight increase from $24 billion in 2001. In 1999, this level of total assets of the public sector stabilized after a period from 1995 to 1998 that was characterized by a sharp increase, primarily as a result of increased foreign investments and other capital inflows. Consequently, during the 1995 to 1998 period, net public sector external debt decreased by $10.6 billion.

The net external debt of the public sector, defined as the public sector external debt less foreign assets of the public sector, decreased slightly in 2000, as it had in 1999, following a sharp decline in the period from 1994 to 1998. As a percentage of GDP, net public sector external debt as of December 31, 2002 was 2.4%. This level reflects a moderate decease compared to the 2.5% level at the end of 2001, a decline from the 2.9% and 4.0% level at the end of 2000 and 1999 respectively, and a sharp decrease from the peak of 55% in 1985. Furthermore, the average maturity of the net external debt has lengthened in recent years and the annual cost of servicing such debt has also declined in both absolute and relative terms.

Approximately 91% of Israeli’s public external debt is denominated in U.S. dollars, and approximately 5.2% is denominated in euros.

Israel’s access to external funding has broadened increasingly over the past decade. From the mid-1980s to 1992, the major source of external net borrowings by the Government was State of Israel Bonds, with the remainder coming from governments, international institutions and foreign banks. State of Israel Bonds have been sold by the Government through the Development Corporation for Israel (“DCI”), Israel Bonds International (“IBI”) and Canada-Israel Securities Limited (“CISL”). Sales of State of Israel Bonds have raised $22.7 billion since 1951. State of Israel Bonds are not freely transferable. The State of Israel Bonds have proven to be a reliable and important source of financing for the State, particularly under adverse circumstances, because many purchasers are individuals and institutions, including the Jewish community around the world, that have an interest in Israel. Israel expects to continue to issue State of Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1 billion per year. The outstanding balance of State of Israel Bonds of $9.55 billion on December 31, 2002 represented approximately 35% of Israel’s total public sector external debt.

From 1993 through 1998, the largest source of external borrowings by the Government was the U.S. loan guarantee program. This program was enacted in 1992 for the stated purpose of supporting “Israel’s extraordinary humanitarian effort to resettle and absorb immigrants into Israel from the republics of the former Soviet Union, Ethiopia and other countries.” The U.S. loan guarantee program provided for the guarantee of up to $10 billion in principal amount of loans to Israel during U.S. government fiscal years 1993 through 1998. Under the program, the United States guaranteed all payments of principal and interest on bonds issued by Israel.

During 1998, Israel completed its borrowings under the U.S. loan guarantee program. Israel borrowed a total of $9.3 billion under this program, through the issuance of guaranteed notes having various terms, interest rates, and maturity. At the end of 2002, approximately $3.8 billion of the proceeds from these loans remained in the Government’s account with the Bank of Israel to be applied to the budget over the coming years. During 2002, Israel borrowed a total of approximately $1.7 billion abroad, of which approximately $1.3 billion was borrowed through State of Israel Bonds. In addition, Israel borrowed €400 million through a public issuance (under the Euro Medium Term Note Program) and $75 million through a private placement denominated in U.S. Dollars. In June 2003, Israel raised $741 million thorough a dollar-denominated bond issue of $750 million of 4.625% bonds due 2013.

In April 2003, the United States approved a new loan guarantee program that provides for the guarantee of up to $9 billion in principal amount of loans to Israel during U.S. government fiscal years 2003 through 2005. Under the program, the United States will issue guarantees with respect to all payments of principal and interest on bonds issued by Israel. The aim of the program is to support Israel’s comprehensive economic program and to create the conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. In May 2003, as part of this aid package, the U.S. formally granted Israel $1 billion in military aid.

Table No. 32

Outstanding Public Sector External Debt
(in millions of dollars)

			Balance at Year End
	1998	1999	2000	2001	2002

Public sector external debt
Foreign governments and international institutions	$3,853	$3,445	$3,122	$2,821	$2,698
Negotiable bonds guaranteed by the U.S. government (1)	13,821	13,284	13,008	12,739	12,452
Negotiable bonds - unguaranteed	1,048	1,595	1,736	1,392	1,917
State of Israel bonds(2)	8,186	8,696	8,962	9,244	9,556
Foreign banks	508	468	396	535	429

Total	27,417	27,488	27,224	26,731	27,052

Total public sector external assets	23,183	23,389	23,969	23,953	24,580

Net public sector external debt	4,234	4,099	3,255	2,778	2,472

(1)	Includes interest accrued on zero coupon bonds.

(2)	Includes interest accrued on savings and zero coupon bonds.

Source: Accountant General of the Ministry of Finance and Bank of Israel.

Israel’s major sources of external financing have been low-cost, long-term debt from other sovereigns or backed by guarantees of other sovereigns, and State of Israel Bonds. Consequently, the majority of Israel’s outstanding public sector external debt was issued at favorable interest rates with a maturity of 10 years and more.

Table No. 33

Forward Amortization (Principal) Payments of Public Sector External Debt
(Principal in millions of dollars)(1)

	Outstanding
	Amounts
	as of
	December 31,						2008 and
	2002	2003	2004	2005	2006	2007	Thereafter

U.S. Government	$1,783	$196	$179	$199	$200	$148	$861
Other foreign governments and international institutions	916	60	58	52	43	40	663
Negotiable bonds guaranteed by the U.S. government(2)	12,452	1,379	996	647	537	608	8,285
Negotiable bonds - unguaranteed	1,917			250	433	168	1,066
State of Israel bonds (3)	9,557	1,062	1,299	1,211	1,335	1,436	3,214
Foreign banks	429	115	10	14	230	5	55

Total	27,054	2,812	2,542	2,373	2,778	2,405	14,144

(1)	Scheduled non-dollar repayments were calculated using Bank of Israel representative rates as of balance date.

(2)	Includes interest accrued on zero coupon bonds.

(3)	Includes interest accrued on savings and zero coupon bonds.

Source: Bank of Israel.

Government Guarantees

In certain cases, the State may issue financial guarantees of third-party obligations if the Government determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee to the State. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate obligations under such guarantees (not including guarantees set forth under category (iii) below) issued during each budget year may not exceed 10% of the total budget expenditures of the same year. Government guarantees fall into three general categories: (i) guarantees to support economic activities, including encouragement of capital investment, small business activity and investment in publicly traded venture capital funds pursuant to the Government’s publicly announced policy of encouraging development of the private sector; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector, or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees given to support foreign trade made through Israel Foreign Trade Risks Insurance Company (“IFTRIC”), a Government-controlled company that provides export guarantees, guarantees against foreign political risks on a transaction-by-transaction basis, and direct guarantees for certain large individual transactions, particularly those involving military equipment. These guarantees, fees and other receipts associated with them are included in the national accounts but, other than some of the guarantees listed in clause (i) and (ii), are not part of the Government’s annual budget.

After the events of September 11, 2001, aviation insurers worldwide gave notice that they were terminating war liability coverage for third-party bodily injury or property damage. In order to allow Israeli airlines to continue flying, the State of Israel issued a state guarantee to Inbal Insurance Company Ltd. (“Inbal”), a fully Government-owned insurance company, that enabled Inbal to insure Israeli airlines for war liability coverage for third-party bodily injury or property damage. The total amount of this aviation guarantee to Inbal as of December 31, 2002 is $2.95 billion.

As of December 31, 2002, there were approximately $5.8 billion in Government guarantees outstanding.

The following table sets forth the outstanding Government guarantees of third-party indebtedness by category.

Table No. 34

Government Guarantees by Category
(as of December 31, 2002)
(in thousands of NIS)

Support of Economic Activities		Guarantees of Indebtedness

Guarantee Programs		State-Owned Enterprises
IEC Corporation	NIS 8,546,223.4	Israel Aircraft Industries	NIS 1,596,047.5
Hotel Funds	28,064.7	Israel Military Industries	101,613.3
Small Business Funds(1)	41,686.9
Capital Investment Law	63,546.1
Development Bank Loans	38,083.8
Subtotal	8,717,604.9	Subtotal	1,697,660.8

Case-by-Case Guarantees		Case-by-Case Guarantees
Absorption and Construction	701,971.5	Miscellaneous	5,447.4
Education and health	381.1
Other industries	19,883.9
Subtotal	722,236.5	Subtotal	5,447.4

Total	9,439,841.5	Total	1,703,108.2

[Additional columns below]

[Continued from above table, first column(s) repeated]

Support of Economic Activities	Guarantees for International Trade

Guarantee Programs	IFTRIC
IEC Corporation	Foreign Trade Insurance	NIS 946,125.8
Hotel Funds
Small Business Funds(1)
Capital Investment Law
Development Bank Loans
Subtotal	Subtotal	946,125.8

Case-by-Case Guarantees	Case-by-Case Guarantees
Absorption and Construction	IEC Corporation	998,926.8
	EL AL Israel Airlines	378,526.6
Education and health	Inbal Insurance Company Ltd.	13,974,150.0
Other industries
Subtotal	Subtotal	15,351,603.3

Total	Total	16,297,729.1

(1)	Before 2001, the figures did not include realized guarantees. From 2001 and onwards, figures include both realized and unrealized guarantees.

Source: Ministry of Finance.

DEBT RECORD

Israel has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
External Direct Debt of the Government of Israel(a)

				Outstanding
				Amount on
				December 31, 2002
Interest Rate (%)	Issue Date	Year of Maturity	Currency	(in millions)

Loans from the Government of the United States of America
3.000%	1976	2016	USD	128.5
8.204	1976	2006	USD	34.1
7.676	1976	2006	USD	93.9
3.000	1977	2017	USD	162.6
7.869	1977	2006	USD	19.5
7.916	1977	2007	USD	109.8
3.000	1978	2018	USD	280.7
8.606	1978	2008	USD	134.1
9.228	1978	2008	USD	146.3
3.000	1979	2009	USD	30.0
3.000	1983	2019	USD	173.1
7.753	1984	2014	USD	30.7
8.359	1986	2011	USD	87.8
8.689	1986	2014	USD	351.2

Source: Ministry of Finance

U.S. Loan Guarantee Program
6.125	1993	2003	USD	71.5
Zero Coupon	1993	2003-2023	USD	456.3	(b)
5.625	1993	2003	USD	200.0
Zero Coupon	1993	2004-2023	USD	436.0	(b)
6.625	1994	2004	USD	117.0
6.600	1994	2005-2008	USD	256.0
6.800	1994	2012	USD	333.0
Zero Coupon	1994	2012-2024	USD	196.8	(b)
7.625	1994	2004	USD	115.0
Zero Coupon	1994	2005-2024	USD	252.0	(b)
Zero Coupon	1994	2005-2024	USD	308.1	(b)
6.25	1995	2002	USD	149.7
Zero Coupon	1995	2006-2025	USD	252.5	(b)
5.7	1996	2003	USD	150.0
5.89	1996	2005	USD	150.0
Zero Coupon	1996	2006-2025	USD	415.3	(b)
6.625	1996	2003	USD	150.0
6.75	1996	2004	USD	83.2
Zero Coupon	1996	2007-2026	USD	471.8	(b)
Zero Coupon	1997	2002-2026	USD	487.3	(b)
Zero Coupon	1997	2002-2027	USD	459.6	(b)
Zero Coupon	1998	2002-2027	USD	1,263.4	(b)

				Outstanding
				Amount on
				December 31, 2002
Interest Rate (%)	Issue Date	Year of Maturity	Currency	(in millions)

Housing Loans Guaranteed by AID
8.7229	1991	2021	USD	387.9

(a)	External direct debt of the Government is defined by the Ministry of Finance for purposes of this table to include all indebtedness of the Government denominated in foreign currency, including all such indebtedness owed to domestic banks. This definition differs from the definition of external debt used by the Bank of Israel.

(b)	Proceeds realized, not face amount.

Source: Ministry of Finance.

Loans from the Government of Germany
2.000	1972	2003	Euro	0.1
2.000	1973	2003	Euro	3.1
2.000	1974	2004	Euro	7.0
2.000	1974	2005	Euro	0.5
2.000	1975	2005	Euro	10.0
2.000	1975	2006	Euro	1.0
2.000	1976	2005	Euro	0.5
4.500	1983	2003	Euro	2.7
4.500	1984	2004	Euro	17.0
4.500	1985	2005	Euro	12.8
4.500	1986	2006	Euro	20.9
4.500	1987	2007	Euro	29.9
4.500	1988	2008	Euro	21.5
2.000	1989	2019	Euro	60.2
2.000	1991	2020	Euro	64.4
2.000	1991	2021	Euro	68.0
2.000	1992	2022	Euro	71.6
2.000	1993	2023	Euro	92.0
2.000	1994	2024	Euro	51.1
2.000	1995	2025	Euro	71.6
2.000	1996	2026	Euro	46.0
2.000	1998	2027	Euro	25.6
2.000	2000	2030	Euro	4.5
2.000	2001	2030	Euro	10.4

Source: Ministry of Finance

Loans from Foreign Military Sales Trusts
9.745	1988	2013	USD	1,076.0
9.7410	1988	2013	USD	922.8
8.9549	1989	2011	USD	300.4

Source: Ministry of Finance

				Outstanding
				Amount on
				December 31, 2002
Interest Rate (%)	Issue Date	Year of Maturity	Currency	(in millions)

Loans from Various Financial Institutions in the United States Guaranteed by AID
LIBOR + 0.375	1990	2009	USD	14.4
LIBOR + 0.375	1990	2010	USD	17.2
LIBOR + 0.375	1994	2005	USD	6.8
LIBOR + 0.375	1994	2007	USD	10.4

Source: Ministry of Finance

Loans from Non-Israeli Banks
EURO + 0.259	1996	2003	EURO	67.1
4.15	1997	2015	CHS	31.6
1.15	1997	2015	CHS	12.3
4.69	1998	2015	EURO	2.3
1.69	1998	2015	EURO	0.9
LIBOR + 0.45	2001	2006	USD	225.0

Source: Ministry of Finance

Loans through Israeli Banks in Israel
4.00	1989	2004	USD	0.5
1.81	1997	2007	JYN	953.9

Source: Ministry of Finance

International Capital Markets Issues
6.375	1995	2005	USD	250.0
3.006	1997	2007	JYN	20,000.0
7.25	1998	2028	USD	250.0
6.875	1999	2034	GBP	100.0
4.75	1999	2006	EURO	400.0
7.75	2000	2010	USD	500.0
3.5	2001	2031	JYN	20,000.0
5.875	2002	2009	EURO	400.0
6.45	2002	2012	USD	75.0

Source: Ministry of Finance

State of Israel Notes
(Issued through the Development Corporation for Israel)

					Outstanding
					Amount on
					December 31,
	Interest				2002
Issues	Rate(%)(a)	Issue Date	Maturity	Currency	(in millions)

Average Prime Issues(b)	AP – 0.5%	Sep. 1994 - Sep. 1994	Sep. 2001 - Sep. 2001	USD	0.2
	AP – 0.75%	Jan. 1996 - Jan. 1996	Jan. 2003 - Jan. 2003(f)	USD	63.7
	AP - 1.25%	Feb. 1996 - Jun. 1996	Feb. 2003 - Jun. 2003(f)	USD	53.9
	AP - 1.50%	Jul. 1996 - Nov. 1996	Jul. 2003 - Nov. 2003(f)	USD	25.4
	AP - 1.75%	Dec. 1996 - Dec. 1999	Jan. 2003 - Dec. 2006(f)	USD	413.8
Libor Issues(c)	Libor + 1.0%	Jan. 1996 - Jan. 1996	Jan. 2003 - Jan. 2003(f)	USD	7.4
	Libor + 0.8%	Feb. 1996 - Jun. 1996	Feb. 2003 - Jun. 2003(f)	USD	40.9
	Libor + 0.5%	Jul. 1996 - Nov. 1996	Jul. 2003 - Nov. 2003(f)	USD	28.8
	Libor + 0.4%	Dec. 1996 - Dec. 2001	Dec. 2003 - Dec. 2008(f)	USD	283.6
	Libor + 0.4%	Dec. 2001- Dec. 2002	Dec. 2008 - Dec. 2009	USD	59.0
Libor Issues(d)	Libor + 0.75%	Oct. 1999 - Dec. 1999	Oct. 2004 - Dec. 2004(f)	USD	125.0
	Libor + 0.6%-0.75%	Dec. 1999 - Jan. 2001	Dec. 2004 - Jan. 2006(f)	USD	249.2
	Libor + 0.6%	Jan. 2001- Dec. 2002	Jan. 2006 - Dec. 2007(f)	USD	244.0
Issues(e)	Base Rate	1997 - 2001	2004 - 2008	GBP	2.0

(a)	All notes pay interest semiannually on June 30 and December 31.

(b)	The average prime rate is determined according to the average prime rates of Citibank N.A. and Bank of America Corp.

(c)	The Libor Rate is determined according to Telerate, page 3750 for a six-month period rounded upwards to the next 1/16%.

(d)	The Libor Rate is determined according to Telerate, page 3750 for a three-month period rounded upwards to the next 1/16%.

(e)	The base rate is determined according to the base rate of Barclays PLC, Midland Bank PLC National Westminster PLC and Lloyds Bank PLC

(f)	Put option commencing five years from the issue date.

Source: Ministry of Finance.

State of Israel Bonds
(Issued through the Development Corporation for Israel)

						Outstanding
						Amount on
						December 31,
		Interest				2002
	Issues	Rate(%)	Issue Date	Maturity	Currency	(in millions) (a)

	Development Issue
7th	- CIB	4.0	Feb. 1988 - Jan. 1997	Feb. 2003 - Jan. 2012	USD	268.1
	- Int’l savings	4.0	Sep. 1996 - Dec. 1999	Sep. 2011 - Dec. 2014	USD	53.4
	- Amended CIB	4.0	Oct. 1996 - Dec. 2002	Oct. 2011 - Dec. 2017	USD	56.3
	- Amended Registered Savings	4.0	Jul. 1996 - Dec. 2002	Jul. 2011 - Dec. 2017	USD	59.1
	- Amended Int’l savings	4.0	Sep. 1996 - Dec. 2002	Sep. 2011 - Dec. 2017	USD	24.9
	5th Dev. Inv.– Coupon	5.5	Feb. 1977 - Feb. 1987	Feb. 1997 - Feb. 2006	USD	2.3
	- CIB	5.5	Jan. 1983 - Jan. 1987	Jan. 2003 - Feb. 2007	USD	6.0
	Variable Rate Issue (VRI)
	5th	(b)	Mar. 1987 - Jun. 1990	Mar. 1999 - Jun. 2002(j)	USD	35.0
	6th	(b)	May 1990 - Nov. 1991	Mar. 2002(j)	USD	50.0
	7th	(b)	Nov. 1991 - Apr. 1992	Sept. 2003	USD	201.1
	8th	(b)	Apr. 1992 - Aug. 1992	Mar. 2004	USD	169.7
	9th	(b)	Jun. 1992 - Oct. 1992	Jun. 2004	USD	226.7
	Individual Variable Rate Issue (IVRI)
	3rd	(c)	Feb. 1987 - Dec. 1990	Feb. 1999 - Dec. 2002(j)	USD	7.3
	4th	(c)	Oct. 1990 - May 1994	Oct. 2002 - May 2006	USD	133.3
	5th	(c)	May 1994 - Apr. 1996	May 2006 - Apr. 2009	USD	72.9
	6th	(c)	May 1997 - Jan. 1999	May 2009 - Jan. 2011	USD	72.9
	Chai Issue1st	5.8	April 1999 - Feb. 2002	April 2004 - Feb.2007	USD	13.3
	2nd	5.8	Mar. 2002 - Oct 2002	Mar. 2007 - Oct. 2007	USD	29.7
	3rd	4.5	Nov. 2002 - Jan. 2003	Nov. 2007 - Jan. 2008	USD	1.8
	Canadian Issues
	Variable Rate	(d)	Sept. 1991 - Dec. 1993	Sept. 2003 - Dec. 2005	USD	26.7
	Floating Rate	(e)	Mar. 1994 - Dec. 1994	Mar. 2006 - Dec. 2006	USD	1.9
	2nd Floating Rate	(e)	Jan. 1995 - Jan. 2003	Jan. 2007 - Jan. 2015	USD	16.5
	EDI	5.25 – 7.2	Jan. 1998 - Oct. 2001	Jan. 2003 - Oct. 2006	USD	100.1
	2nd EDI	5.0-5.7	Oct. 2001 - Jan. 2003	Oct. 2006 - Jan. 2008	USD	46.1
	Chai	5.8	Apr. 1999 - Jan. 2003	Apr. 2004 - Jan. 2008	USD	7.1
	Zero Coupon	6.15-7.45	Oct. 2000 - Jan. 2003	Oct. 2010 - Jan. 2013	USD	42.4
	Economic Development Issue (EDI)
	3rd	6.0 – 7.2	Nov. 1993 - Sept. 1994	Sep. 2003 (i)	USD	134.3
	4th	7.2 – 8.4	Jun. 1994 - Mar. 1995	May 2004(i)	USD	375.0
	5th	6.0 – 7.7	Mar. 1995 - Oct. 1996	Apr. 2005(i)	USD	379.6
	6th	7.0	Sept. 1996 - Jun. 1996	Sept. 2006(i)	USD	377.5
	7th	6.75 – 7.5	May 1997 - Dec. 1997	May 2007(i)	USD	386.3
	8th	6.1 - 6.75	Oct. 1997 - Apr. 1998	Aug. 2007(i)	USD	207.8
	Zero Coupon Issues
	3rd	6.0 – 8.1	Aug. 1993 - Jan. 1995	Oct. 2003	USD	101.5
	4th	6.5 – 8.1	Feb. 1995 - Apr. 1996	Feb. 2005 - Apr. 2007	USD	190.7
	5th	5.65 – 7.9	Jan. 1997 - Feb. 2000	Jan. 2007 - Feb. 2010	USD	186.9
	6th	6.65 – 8.0	Feb. 2000 - Dec. 2001	Feb. 2010 - Dec. 2011	USD	94.5
	7th	6.65 – 7.15	Mar. 2001 - Feb. 2002	Mar. 2011 - Feb. 2012	USD	102.3
	8th	5.90 – 7.00	Feb. 2002 - Jan. 2003	Feb. 2012 - Jan. 2013	USD	218.1
	Floating Rate Issue (FRI)
	1st	(f)	Jan. 1993 - May 1996	Jan. 2004(i)	USD	144.8
	1st Amended	(f)	Feb. 1996 - May 1996	Jan. 2004(i)	USD	29.3
	2nd	(g)	May 1996 - May 1998	Mar. 2006(i)	USD	94.8
	3rd	(g)	Feb. 1998 - Aug. 1998	Jan. 2008	USD	88.8
	4th	(h)	Aug. 1998 - May. 1999	Aug. 2008 - May 2009	USD	147.5
	4th additional	(h)	Mar. 1999 - Dec. 2002	Mar. 2009 - Dec. 2012	USD	52.3

					Outstanding
					Amount on
					December 31,
	Interest				2002
Issues	Rate(%)	Issue Date	Maturity	Currency	(in millions) (a)

Certificates
$250	0.0	July 1983 - Jan. 1995	July 1988 - Jan. 2000 (j)	USD	10.2
$100	0.0	Jan. 1995 - Dec. 1997	Jan. 2000 - Dec. 2003	USD	5.3
Jubilee
5 Years	4.75-7.45	Mar. 1998 -Jun. 2001	Apr. 2003 - Jun. 2006	USD	522.1
2nd 5 Years	5.25-6.0	Jun. 2001 - Jan 2002	Jun. 2006 - Jan. 2007	USD	290.2
3rd 5 Years	4.00 –5.60	Mar. 2002 - Jan. 2003	Mar. 2007 - Jan. 2008	USD	427.1
10 Years	5.50-7.70	Mar. 1998 -Jun. 2001	Apr. 2003 - Jan. 2011	USD	211.7
2nd 10 Year	6.40-6.80	Jun. 2001 - Jan. 2002	Jun. 2011 - Jan. 2012	USD	140.0
3rd 10 Year	5.40 – 6.80	Mar. 2002 - Jan. 2003	Mar. 2007 - Jan. 2008	USD	274.9
Libor Floating Rate Issue (i)
1st	Libor+.75%-.9%	Oct. 1999 - Aug. 2000	Oct. 2009 - Aug. 2010	USD	149.6
2nd	Libor+.75	Jul. 2000 - Jan. 2001	Jul. 2010 - Jan. 2011	USD	96.5
3rd	Libor+.75%	Dec. 2000 - Jun. 2001	Dec. 2010 - Jun. 2011	USD	95.6
4th	Libor+.75%	Jul. 2001 - Dec 2002	Jul. 2011 - Dec. 2012	USD	98.9

a.	Not including USD 47.6 million awaiting Bond issuance by Fiscal Agent.

b.	Minimum annual interest rate of 7.5, plus 50% of the excess, if any, over 7.5% of the average of the prime rate quoted by Bank of America Corp. and Citibank N.A.

c.	Interest rate equals 5% plus one-half of the difference between prime and 5% if prime is greater than 5% and equals prime if prime is less than 5%.

d.	Interest rate equals 5-year Canadian Treasury minus 50 basis points.

e.	Interest rate equals Canadian prime minus 75 basis points.

f.	Interest rate equals average prime minus 75 basis points.

g.	Interest rate equals average prime minus 150 basis points.

h.	Interest rate equals average prime minus 175 basis points.

i.	The Libor rate is determined according to Telerate, page 3750 for a three-month period rounded upward to the next 1/16%.

j.	Issues that previously matured for which there are outstanding amounts because holders have not requested these amounts.

Source: Ministry of Finance.

Government Guarantees of External Indebtedness

						Outstanding
						Amount on
		Interest	Issue			December
To	For	Rate (%)	Date	Maturity	Currency	31, 2002

U.S. Exim Bank	El Al	7.39	1994	2006	USD	79,908,500.11
European	Industrial
Investment Bank	Development Bank	1.81	1997	2007	JYN	953,859,565.2
U.S. Exim Bank	IEC Corporation	9.50	1989	2003	USD	4,704,407.75
	IEC Corporation	9.50	1996	2008	USD	94,550,937.87
Deutsche
Bundesbank	IEC Corporation	8.10	1986	2008	USD	22,901,361.79
KFW Bank	IEC Corporation	(i )	1994	2005	EURO	52,499,905.91
	IEC Corporation	(i )	1995	2005	USD	1,514,407.09
EDC Bank	IEC Corporation	(ii)	1997	2005	USD	27,273,690.10
	IEC Corporation	(iii)	1997	2013	USD	4,854,905.56

(i)	Interest rate is the KFW Bank cost of funding plus 0.65%.

(ii)	Interest rate is LIBOR plus 0.4%.

(iii)	Interest rate is LIBOR plus 0.5%.

Source: Ministry of Finance.

Balances of the Government’s External Debt by Currency
(as of December 31, 2002)

Total
(in millions)

United States Dollars (USD)	14,038.1
Euro (EURO)	1,562.7
Swiss Francs (CHS)	43.9
British Pound Sterling (GBP)	102.0
Japanese Yen (JYN)	40,953.9

Source: Ministry of Finance

Domestic Direct Debt of the Government of Israel

					Face Value on
					December 31, 2002
	Serial			Year of	(in millions of
Serial No.	Name	Interest Rate(%)	Issue Date	Maturity	NIS)

		Non-linked Loans/Floating Rate
9227034	Gilon	9.0	1998	2005	3,212.2
9230137	Gilon Chadash	9.1	1999	2009	5,000.0
9230236		9.0	1999	2009	2,670.1
9230335		9.5	2000	2010	7,513.1
9230434		9.0	2001	2011	10,781.1
9230533		9.1	2002	2011	11,300.0
		Non-linked Loans/Fixed Rate
9266032	Shahar	10.0	1998	2003	2,645.5
9266131		11.0	1999	2004	4,026.2
9266537		9.0	2000	2005	6,942.0
9266636		7.0	2001	2006	13,574.6
9267030		9.0	2000	2007	12,167.3
9267139		7.0	2002	2009	3,912.6
9268038		7.0	2001	2011	6,174.1
9268137		10.0	2002	2012	845.8
		CPI Index-linked/Fixed Rate
9425737	Sagie	CPI+4.00	1997	2003	5,203.3
9387036	Galil	CPI+4.00	1998	2005	4,418.2
9470139		CPI+4.00	1996	2007	905.5
9470238		CPI+4.00	1996	2007	1,680.1
9470337		CPI+4.00	1997	2008	2,971.4
9481136		CPI+4.00	1991	2003	875.4
9481235		CPI+4.00	1991	2003	530.8
9481334		CPI+4.00	1991	2003	375.9
9481433		CPI+4.00	1991	2003	416.9
9481532		CPI+4.00	1991	2003	647.6
9481631		CPI+4.00	1992	2004	693.4
9481730		CPI+4.00	1992	2004	749.7
9481839		CPI+4.00	1992	2004	960.2
9481938		CPI+4.00	1992	2004	825.5
9482035		CPI+4.00	1992	2004	2,226.4
9490137		CPI+2.50	1990	2003	831.6
9520438		CPI+4.75	1989	2003	1,206.4
9520537		CPI+4.00	1991	2005	672.8
9520636		CPI+4.00	1991	2005	400.5
9520735		CPI+4.00	1992	2006	1,558.4
9520834		CPI+4.00	1992	2006	1,112.4
9540634		CPI+4.75	1988	2003	969.2
9540733		CPI+4.75	1988	2003	693.8
9540832		CPI+4.75	1989	2004	358.0
9540931		CPI+4.75	1989	2004	672.0
9541038		CPI+4.75	1989	2004	374.2
9541137		CPI+4.75	1989	2004	407.4
9541236		CPI+4.75	1990	2005	178.8
9541335		CPI+4.75	1990	2005	407.2

					Face Value on
					December 31, 2002
	Serial			Year of	(in millions of
Serial No.	Name	Interest Rate(%)	Issue Date	Maturity	NIS)

9541434	Galil	CPI+4.75	1990	2005	202.0
9541533		CPI+4.00	1993	2008	558.4
9541632		CPI+4.00	1993	2008	731.5
9541731		CPI+4.00	1993	2008	611.2
9541830		CPI+4.00	1993	2008	900.7
9541939		CPI+4.00	1994	2009	880.5
9542036		CPI+4.00	1994	2009	1,497.5
9542135		CPI+4.00	1994	2009	1,116.4
9542234		CPI+4.00	1994	2009	987.5
9542333		CPI+4.00	1995	2010	738.3
9542432		CPI+4.00	1995	2010	804.2
9542531		CPI+4.00	1995	2010	1,769.4
9542630		CPI+4.00	1995	2010	2,066.1
9542739		CPI+4.00	1997	2012	5,035.5
9545138		CPI+4.00	1998	2005	3,805.7
9547035		CPI+5.00	1998	2013	4,205.0
9547134		CPI+5.00	1999	2014	1,144.3
9547233		CPI+5.00	2000	2015	5,637.4
9548033		CPI+4.00	2001	2011	10,864.6
9548132		CPI+5.00	2002	2012	2,794.8
9550138		CPI+6.00	2002	2007	4,879.2
9560137		CPI+4.75	1988	2005	191.4
9560236		CPI+4.75	1988	2005	777.8
9560335		CPI+4.75	1988	2005	453.1
9560434		CPI+4.75	1988	2005	619.4
9560533		CPI+4.75	1988	2005	2,339.4
9560632		CPI+4.75	1988	2005	859.5
9561036		CPI+4.75	1988	2005	2,106.0
9561135		CPI+4.75	1989	2006	400.8
9561234		CPI+4.75	1989	2006	348.4
9561333		CPI+4.75	1990	2007	219.1
9561432		CPI+4.75	1990	2007	63.4
9561531		CPI+4.75	1990	2007	92.0
9570136		CPI+4.75	1989	2007	1,105.9
9570235		CPI+4.75	1989	2007	357.4
9570334		CPI+4.75	1989	2007	366.9
9570433		CPI+4.75	1990	2008	489.2
9570532		CPI+4.75	1990	2008	238.5
9570631		CPI+4.75	1990	2008	233.8
9570730		CPI+2.50	1990	2008	18.7
9590134		CPI+4.75	1989	2009	1,075.2
9590332	Galil	CPI+4.00	2001	2021	4,392.4
		CPI Index-linked/Floating Rate
9139932	Kfir	5.8	1996	2003	2,305.7
9152133	Kfir Chadash	5.7	1998	2004	1,199.3

					Face Value on
					December 31, 2002
	Serial			Year of	(in millions of
Serial No.	Name	Interest Rate(%)	Issue Date	Maturity	NIS)

		Dollar-linked/Floating Rate
9653932	Gilboa	1.79320	1998	2003	3,559.8
9654039		1.82880	1998	2003	5,553.3
9654138		1.94630	1999	2004	3,416.6
9654237		1.92380	1999	2004	2,485.8
9655135		1.88630	2000	2010	353.8

Source: Bank of Israel